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EXHIBIT 99.1

Report to Shareholders for the first quarter ended March 31, 2021

All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company's Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor Energy Inc.'s (Suncor or the company) Management's Discussion and Analysis (MD&A) dated May 3, 2021. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

"Building on the previous quarter's operational momentum, Suncor generated $2.1 billion in funds from operations, far exceeding all of our capital expenditures and dividend commitments in the first quarter of 2021," said Mark Little, president and chief executive officer. "Strong operational performance, combined with the incremental free funds flow benefits from our strategic investments, have enabled us to make significant progress towards our annual debt reduction and share buyback targets. In fact, in the first quarter of 2021, we reduced our total debt by $1.1 billion and repurchased over $300 million in common shares, representing approximately 1% of our outstanding common shares."

•
Funds from operations(1) increased to $2.110 billion ($1.39 per common share) in the first quarter of 2021, which included an after-tax restructuring charge of $126 million ($0.08 per common share), compared to $1.001 billion ($0.66 per common share) in the prior year quarter. Funds from operations included a first-in, first-out (FIFO) inventory valuation gain of $373 million after-tax in the first quarter of 2021, compared to a FIFO inventory valuation loss of $446 million after-tax in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.345 billion ($1.54 per common share) in the first quarter of 2021, compared to $1.384 billion ($0.91 per common share) in the prior year quarter.

•
The company recorded operating earnings(1)(2) of $746 million ($0.49 per common share) in the first quarter of 2021, which included a FIFO inventory valuation gain of $373 million after-tax, compared to an operating loss of $421 million ($0.28 per common share) in the prior year quarter, which was impacted by a FIFO inventory valuation loss of $446 million after-tax. The company had net earnings of $821 million ($0.54 per common share) in the first quarter of 2021, compared to a net loss of $3.525 billion ($2.31 per common share) in the prior year quarter, which was impacted by $1.798 billion of non-cash after-tax asset impairment charges and a $1.021 billion unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt.

•
Suncor's total upstream production increased to 785,900 barrels of oil equivalent per day (boe/d) in the first quarter of 2021, compared to 739,800 boe/d in the prior year quarter, on combined upgrader utilization(3) of 97% and record In Situ production. Together, the fourth quarter of 2020 and first quarter of 2021 represent the best sequential synthetic crude oil (SCO) production performance in the company's history – another important step in Suncor's continued journey towards improved and sustained reliability.

•
In the first quarter of 2021, Oil Sands operations cash operating costs(1) per barrel decreased by approximately 20% to $23.30 and Syncrude cash operating costs(1) per barrel decreased by approximately 10% to $32.25 compared to the prior year quarter due to a combination of increased production and improved cost performance. Further cost reductions are anticipated via the implementation of digital technologies, which are currently underway, and the assumption of Syncrude operatorship on September 30, 2021.

•
Refining and Marketing (R&M) delivered funds from operations of $962 million, which included a FIFO inventory valuation gain of $373 million after-tax, compared to $224 million in the prior year quarter, which was impacted by a FIFO inventory valuation loss of $446 million after-tax. The company leveraged its marketing and logistics capabilities to achieve first quarter refinery utilization rates that continued to outperform the Canadian refining industry average by over 15%.(4)

•
During the first quarter of 2021, the company cancelled $2.8 billion in bi-lateral credit facilities, reduced short-term debt and repaid higher interest long-term debt. The company also issued US$750 million of 3.75% senior unsecured notes and $500 million of 3.95% senior unsecured medium term notes, both due in 2051. The company reduced total debt by $1.1 billion in the first quarter of 2021.

•
The company increased shareholder returns with $319 million in dividends paid and $318 million in shares repurchased, representing approximately 12 million shares, or approximately 1% of the total common shares outstanding.

•
As demonstrated this quarter, the company continues to execute on its previously announced 2021 commitment of allocating incremental free funds flow towards debt repayment and share buybacks. Management plans to allocate two-thirds of incremental free funds flow to further debt repayment and one-third to additional share buybacks.

(1)
Funds from operations, operating earnings (loss) and ROCE are non-GAAP financial measures. See page 6 for a reconciliation of net earnings (loss) to operating earnings (loss). See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk managed. Prior period comparatives have been restated to reflect this change.

(3)
Includes the impacts of the Government of Alberta's mandatory production curtailments in 2020.

(4)
Includes the impacts of the COVID-19 pandemic for all periods presented.

(5)
Includes impairment charges of $3.352 billion after-tax related to the fourth quarter of 2019, $1.798 billion after-tax related to the first quarter of 2020 and $423 million after-tax related to the fourth quarter of 2020.

(6)
ROCE excluding impairments would have been 5.1% for the first quarter of 2020, excluding the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

Financial Results

Operating Earnings (Loss)

Suncor's first quarter 2021 operating earnings were $746 million ($0.49 per common share), compared to an operating loss of $421 million ($0.28 per common share) in the prior year quarter. In the first quarter of 2021, crude oil and refined product realizations improved compared to the prior year quarter, which was significantly impacted by an unprecedented decline in transportation fuel demand due to the impacts of the COVID-19 pandemic and an increase in OPEC+ crude supply. The improving business environment in the first quarter of 2021 also resulted in a net inventory valuation gain, reflecting a FIFO gain as a result of the increasing value of refinery feedstock, partially offset by an increase in the elimination of intersegment profit in inventory. Operating earnings in the first quarter of 2021 also reflected the 46,100 boe/d increase in upstream production, compared to the prior year quarter, as well as lower depreciation, depletion and amortization (DD&A) and exploration expense.

2  2021 First Quarter   Suncor Energy Inc.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)(2)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk managed. Prior period comparatives have been restated to reflect this change.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Net Earnings (Loss)

Suncor's net earnings were $821 million ($0.54 per common share) in the first quarter of 2021, compared to a net loss of $3.525 billion ($2.31 per common share) in the prior year quarter. In addition to the factors impacting operating earnings (loss) discussed above, net earnings for the first quarter of 2021 included a $181 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt, an after-tax restructuring charge of $126 million and a $20 million after-tax unrealized gain on risk management activities. The net loss in the prior year quarter included $1.798 billion of non-cash after-tax asset impairment charges, a $1.021 billion unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt, a $397 million after-tax hydrocarbon inventory write-down to net realizable value, and a $112 million after-tax unrealized gain on risk management activities.

Funds from Operations and Cash Flow Provided by Operating Activities

Funds from operations were $2.110 billion ($1.39 per common share) in the first quarter of 2021, which included an after-tax restructuring charge of $126 million ($0.08 per common share), compared to $1.001 billion ($0.66 per common share) in the first quarter of 2020. Funds from operations were influenced by the same factors impacting operating earnings (loss) noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.345 billion ($1.54 per common share) for the first quarter of 2021, compared to $1.384 billion ($0.91 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a source of cash associated with the company's working capital balances in both periods. The source of cash in the first quarter of 2021 was primarily due to an increase in accounts payable and accrued liabilities, including a restructuring charge associated with the continuation of the company's workforce reductions, partially offset by an increase in accounts receivable and inventory due to an increase in commodity prices through the quarter.

2021 First Quarter   Suncor Energy Inc.  3

Operating Results

Building on strong upstream exit rates in 2020, the company increased quarterly production in the first quarter of 2021, reflecting reliable performance across its assets. Suncor's total upstream production increased to 785,900 boe/d in the first quarter of 2021, compared to 739,800 boe/d in the prior year quarter, and included the second-best quarter of SCO production in the company's history.

The company's net SCO production increased to 519,900 barrels per day (bbls/d) in the first quarter of 2021 from 503,600 bbls/d in the first quarter of 2020, as a result of increased upgrader utilization. The Syncrude and Oil Sands operations upgraders achieved combined upgrader utilization of 97% in the first quarter of 2021, compared to 93% in the prior year quarter, despite coker annual planned maintenance at Oil Sands Base that commenced late in the first quarter of 2021 and was completed subsequent to the end of the quarter. SCO production in the first quarter of 2021 was further enhanced by the internal transfers from Oil Sands Base to Syncrude via the interconnecting pipelines, which increased the production of higher value SCO.

Together, the fourth quarter of 2020 and first quarter of 2021 represent the best sequential SCO production performance in the company's history – another important step in Suncor's continued journey towards improved and sustained reliability. To maintain this level of safe, reliable and efficient operations, the company will begin its five-year planned maintenance turnaround at Oil Sands Base plant Upgrader 2 as well as Syncrude's planned maintenance turnaround at its largest coker during the second quarter of 2021. The anticipated production impact of these planned maintenance events has been reflected in the company's 2021 guidance.

The company's non-upgraded bitumen production increased to 170,700 bbls/d in the first quarter of 2021 from 126,500 bbls/d in the prior year quarter, which included the best In Situ quarterly production in the company's history. Record performance at Firebag reflected the first full quarter of operations following completion of debottlenecking activities in late 2020. At MacKay River, production in the prior year quarter was impacted by an outage that occurred in late 2019.

The increase in non-upgraded bitumen production from In Situ was partially offset by lower production at Fort Hills following the decision to reduce production in 2020 due to lower oil prices and reflecting a change to the mining ramp up strategy. Under the revised ramp up strategy, Fort Hills will hold production to one primary extraction train while operating the full mine fleet in order to reduce operational volatility and operating costs. The asset is expected to transition to both primary extraction trains operating at normal rates in the third quarter of 2021 with no impact to the annual Fort Hills production guidance range.

Exploration and Production (E&P) production during the first quarter of 2021 decreased to 95,300 boe/d from 109,700 boe/d in the prior year quarter, primarily due to natural declines. Both periods were impacted by the absence of production from Terra Nova as the asset has remained off-line since the fourth quarter of 2019.

Refinery crude throughput was 428,400 bbls/d and refinery utilization was 92% in the first quarter of 2021, compared to refinery crude throughput of 439,500 bbls/d and refinery utilization of 95% in the prior year quarter. During the first quarter of 2021, the company maintained strong refinery utilization rates as a result of the company's marketing and logistics network, including the expansion of its Burrard product export terminal, which increases the optionality of the company's sales channels. Refined product sales in the first quarter of 2021 were 548,100 bbls/d, compared to 531,500 bbls/d in the prior year quarter, which reflects an increase of more than double the export sales volumes, compared to the prior year quarter, and a draw in product inventory in the current quarter, partially offset by lower retail gasoline sales. The company will begin planned maintenance activities in the downstream in the second quarter of 2021. The anticipated impact of these planned maintenance events has been reflected in the company's 2021 guidance.

"In the first quarter of 2021 we demonstrated our continued commitment to operational excellence through combined upgrader utilization of 97%, record In Situ production and improved cost performance in the upstream," said Little. "In our downstream business we continue to leverage our marketing and logistics network and optimized our inventory levels in advance of our spring turnarounds, which helped achieve average refinery utilization rates of 92% and deliver strong financial results in the quarter."

The company's total operating, selling and general expenses of $2.900 billion in the first quarter of 2021 were comparable with $2.936 billion in the prior year quarter despite higher production volumes, as improved Oil Sands cost performance as well as the benefits of the company's cost-reduction initiatives executed in 2020 were partially offset by a restructuring charge of $168 million incurred in the first quarter of 2021 associated with the continuation of the company's workforce reductions. Operating, selling and general expenses in the first quarter of 2021 included share-based compensation expense, compared to a share-based compensation recovery in the prior year quarter. The first quarter of 2020 was also impacted by a hydrocarbon inventory write-down to net realizable value as a result of the significant decline in benchmarks and demand for crude oil and refined products due to the impacts of the COVID-19 pandemic.

4  2021 First Quarter   Suncor Energy Inc.

Strategy Update

Since the outbreak of the COVID-19 pandemic, Suncor has worked diligently to keep its workforce and customers safe, maintain its financial resiliency, reduce its operating and capital costs, and lower its cash break-even while executing on key strategic initiatives. The company believes that it is well positioned to generate significant free funds flow in both the upstream and downstream as the deployment of vaccines leads to recovering economies and an expected increase in demand for crude oil and refined products.

Critically important to Suncor's strategy is the company's ability to execute on its near-term plans through operational excellence, which includes an unwavering commitment to operate in a safe, reliable, cost-efficient and environmentally responsible manner. In 2021, the company will continue to advance its digital transformation, implementing process and technology improvements to increase productivity and reliability, and build on the cost reductions achieved in 2020. The assumption of Syncrude operatorship will also be a focal point this year. In the first quarter of 2021, the Syncrude joint venture owners finalized the agreement for Suncor to take over as operator of the Syncrude asset on September 30, 2021, which is expected to generate annual synergies of approximately $300 million for the joint venture owners.

"Over the last year, we have continued to deliver on our strategy – we've met our operating and capital-reduction targets and executed on various key strategic initiatives," said Little. "In 2021, we'll focus on achieving our near-term plans, including the assumption of Syncrude operatorship and continuing our digital transformation, to further strengthen our cash flow generation capabilities while meeting our debt-reduction targets and increasing shareholder returns."

The company's 2021 capital expenditures will focus on the safety and reliability of the company's operations. The Oil Sands capital program is heavily weighted towards asset maintenance, which includes significant planned maintenance at both Oil Sands operations, including a five-year turnaround at Oil Sands Base plant Upgrader 2, and Syncrude, with a planned turnaround scheduled at its largest coker. Capital plans in the downstream will focus on ongoing sustainment and enhancement to refinery and retail operations.

Economic investment capital will be focused on production decline mitigation, digital investments, and the cogeneration project at Oil Sands Base and the Forty Mile Wind Power Project, both of which are expected to contribute to the company's environmental goals and the company's previously announced incremental annual $2 billion free funds flow(1) target by 2025.

During the first quarter of 2021, Suncor announced an equity investment in Svante Inc., a Canadian carbon capture company. With support from Suncor and other companies, Svante plans to continue developing its technology to capture CO2 from industrial processes at reduced costs. Carbon capture is a strategic technology area for Suncor to reduce greenhouse gas emissions in Suncor's base business and produce blue hydrogen as an energy product.

The financial health and resiliency of the company continues to be a key focus for the company in 2021. Suncor will continue to follow its capital allocation framework, which is designed to reduce debt, increase shareholder returns and invest in long-term profitable growth. As demonstrated this quarter, the company continues to execute on its previously announced 2021 commitment of allocating incremental free funds flow towards debt and share buybacks. Management plans to allocate two-thirds of incremental free funds flow to further debt repayment and one-third to additional share buybacks.

During the first quarter of 2021, consistent with its debt management and reduction strategy, Suncor cancelled $2.8 billion in bi-lateral credit facilities that were entered into to ensure access to adequate financial resources in connection with the COVID-19 pandemic. In addition, Suncor also exercised the early redemption options on its outstanding US$220 million 9.40% senior unsecured notes and $750 million 3.10% medium term notes, both due in 2021. During the first quarter of 2021, the company also issued US$750 million of 3.75% senior unsecured notes and $500 million of 3.95% senior unsecured medium term notes, both due on March 4, 2051.

Overall the company was able to strengthen its balance sheet and reduce total debt by $1.1 billion through cash flow provided by operating activities in line with its previously announced debt-reduction target.

In the first quarter of 2021, the company increased shareholder returns with $319 million in dividends paid and $318 million in shares repurchased.

2021 First Quarter   Suncor Energy Inc.  5

Operating Earnings (Loss) Reconciliation(1)

	Three months ended March 31
($ millions)	2021	2020

Net earnings (loss)	821	(3 525)

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(181)	1 021

Unrealized gain on risk management activities(2)	(20)	(112)

Restructuring charge(3)	126	—

Asset impairment(4)	—	1 798

Impact of inventory write-down to net realizable value(5)	—	397

Operating earnings (loss)(1)(2)	746	(421)

(1)
Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Restructuring charge in the Corporate segment recorded in the first quarter of 2021.

(4)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans.

(5)
During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the Refining and Marketing segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to the impacts of the COVID-19 pandemic.

Corporate Guidance

Suncor has updated its Corporate Guidance for the full-year business environment outlook assumptions for Brent Sullom Voe from US$55.00/bbl to US$63.00/bbl, WTI at Cushing from US$52.00/bbl to US$60.00/bbl, WCS at Hardisty from US$39.00/bbl to US$48.00/bbl, New York Harbor 2-1-1 crack from US$15.00/bbl to US$17.00/bbl and the Cdn$/US$ exchange rate from 0.78 to 0.80, due to improvements in key forward curve pricing for the remainder of the year. As a result of these updates, the full-year current income tax expense range has increased from $300 million – $600 million to $1.0 billion – $1.3 billion.

Oil Sands operations Crown royalties have been updated from 1% – 3% to 4% – 6% and Syncrude Crown royalties have been updated from 2% – 4% to 9% – 12%, with the increase in royalty rates attributed to higher forecasted benchmark prices. As a result of the higher forecasted benchmark prices Firebag is forecasted to reach post-payout phase before the end of 2021.

For further details and advisories regarding Suncor's 2021 annual guidance, see www.suncor.com/guidance.

Measurement Conversions

Certain natural gas volumes in this report to shareholders have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of the MD&A.

6  2021 First Quarter   Suncor Energy Inc.

Management's Discussion and Analysis
May 3, 2021

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also operate a renewable energy business and conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2020, dated February 24, 2021 (the 2020 annual MD&A).

This Management's Discussion and Analysis for the three months ended March 31, 2021 (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2021, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2020, and the 2020 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 24, 2021 (the 2020 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.

Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms "we", "our", "Suncor", or "the company" are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.

Table of Contents

1.	Advisories	8
2.	First Quarter Highlights	9
3.	Consolidated Financial Information	10
4.	Segment Results and Analysis	16
5.	Capital Investment Update	26
6.	Financial Condition and Liquidity	28
7.	Quarterly Financial Data	32
8.	Other Items	34
9.	Non-GAAP Financial Measures Advisory	36
10.	Common Abbreviations	40
11.	Forward-Looking Information	41

2021 First Quarter   Suncor Energy Inc.  7

1. Advisories

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company's Libya operations, which is on an economic basis.

References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

Beginning in the first quarter of 2021, the company has revised the presentation of its expenses from "transportation" to "transportation and distribution" and reclassified certain operating, selling and general expenses to transportation and distribution to better reflect the nature of these expenses. There is no impact to net earnings (loss) and comparative periods have been restated to reflect this change.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Funds from (used in) operations, ROCE, free funds flow, discretionary free funds flow (deficit), refining and marketing margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

Risk Factors and Forward-Looking Information

The company's business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2020 annual MD&A and Suncor's other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

8  2021 First Quarter   Suncor Energy Inc.

2. First Quarter Highlights

•
First quarter financial results

•
Suncor's first quarter 2021 operating earnings(1)(2) were $746 million ($0.49 per common share), compared to an operating loss of $421 million ($0.28 per common share) in the prior year quarter. In the first quarter of 2021, crude oil and refined product realizations improved compared to the prior year quarter, which was significantly impacted by an unprecedented decline in transportation fuel demand due to the impacts of the COVID-19 pandemic and an increase in OPEC+ crude supply. The improving business environment in the first quarter of 2021 also resulted in a net inventory valuation gain, reflecting a FIFO gain as a result of the increasing value of refinery feedstock, partially offset by an increase in the elimination of intersegment profit in inventory. Operating earnings in the first quarter of 2021 also reflected the 46,100 boe/d increase in upstream production, compared to the prior year quarter, as well as lower DD&A and exploration expense.

•
Suncor's net earnings were $821 million ($0.54 per common share) in the first quarter of 2021, compared to a net loss of $3.525 billion ($2.31 per common share) in the prior year quarter. In addition to the factors impacting operating earnings (loss) discussed above, net earnings for the first quarter of 2021 included a $181 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt, an after-tax restructuring charge of $126 million and a $20 million after-tax unrealized gain on risk management activities. The net loss in the prior year quarter included $1.798 billion of non-cash after-tax asset impairment charges, a $1.021 billion unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt, a $397 million after-tax hydrocarbon inventory write-down to net realizable value, and a $112 million after-tax unrealized gain on risk management activities.

•
Funds from operations(1) were $2.110 billion ($1.39 per common share) in the first quarter of 2021, which included an after-tax restructuring charge of $126 million ($0.08 per common share), compared to $1.001 billion ($0.66 per common share) in the first quarter of 2020. Funds from operations were influenced by the same factors impacting operating earnings (loss) noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.345 billion ($1.54 per common share) for the first quarter of 2021, compared to $1.384 billion ($0.91 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a source of cash associated with the company's working capital balances in both periods. The source of cash in the first quarter of 2021 was primarily due to an increase in accounts payable and accrued liabilities, including a restructuring charge associated with the continuation of the company's workforce reductions, partially offset by an increase in accounts receivable and inventory due to an increase in commodity prices through the quarter.

•
Building on strong operational momentum.  Suncor's total upstream production increased to 785,900 boe/d in the first quarter of 2021, compared to 739,800 boe/d in the prior year quarter, on combined upgrader utilization(3) of 97% and record In Situ production. Together, the fourth quarter of 2020 and first quarter of 2021 represent the best sequential SCO production performance in the company's history – another important step in Suncor's continued journey towards improved and sustained reliability.

•
Further cost reductions.  In the first quarter of 2021, Oil Sands operations cash operating costs(1) per barrel decreased by approximately 20% to $23.30 and Syncrude cash operating costs(1) per barrel decreased by approximately 10% to $32.25 compared to the prior year quarter due to a combination of increased production and improved cost performance. Further cost reductions are anticipated via the implementation of digital technologies, which are currently underway, and the assumption of Syncrude operatorship on September 30, 2021.

•
Continued refinery utilization outperformance.  Refining and Marketing (R&M) delivered funds from operations of $962 million, which included a FIFO inventory valuation gain of $373 million after-tax, compared to $224 million in the prior year quarter, which was impacted by a FIFO inventory valuation loss of $446 million after-tax. The company leveraged its marketing and logistics capabilities to achieve first quarter refinery utilization rates that continued to outperform the Canadian refining industry average by over 15%.(4)

2021 First Quarter   Suncor Energy Inc.  9

•
Strengthened balance sheet.  During the first quarter of 2021, the company cancelled $2.8 billion in bi-lateral credit facilities, reduced short-term debt and repaid higher interest long-term debt. The company also issued US$750 million of 3.75% senior unsecured notes and $500 million of 3.95% senior unsecured medium term notes, both due in 2051. The company reduced total debt by $1.1 billion in the first quarter of 2021.

•
Disciplined capital allocation.  The company increased shareholder returns with $319 million in dividends paid and $318 million shares repurchased, representing approximately 12 million shares, or approximately 1% of the total common shares outstanding. As demonstrated this quarter, the company continues to execute on its previously announced 2021 commitment of allocating incremental free funds flow towards debt repayment and share buybacks. Management plans to allocate two-thirds of incremental free funds flow to further debt repayment and one-third to additional share buybacks.

3. Consolidated Financial Information

Financial Highlights

	Three months ended March 31
($ millions)	2021	2020

Net earnings (loss)

Oil Sands	326	(1 953)

Exploration and Production	163	(427)

Refining and Marketing	707	(55)

Corporate and Eliminations	(375)	(1 090)

Total	821	(3 525)

Operating earnings (loss)(1)(2)

Oil Sands	299	(448)

Exploration and Production	163	(5)

Refining and Marketing	714	101

Corporate and Eliminations	(430)	(69)

Total	746	(421)

Funds from (used in) operations(1)

Oil Sands	1 400	691

Exploration and Production	285	173

Refining and Marketing	962	224

Corporate and Eliminations	(537)	(87)

Total	2 110	1 001

Decrease in non-cash working capital	235	383

Cash flow provided by operating activities	2 345	1 384

Capital and exploration expenditures(3)

Asset sustainment and maintenance	473	739

Economic investment	299	543

Total	772	1 282

	Three months ended March 31
($ millions)	2021	2020

Discretionary free funds flow (deficit)(1)	1 302	(462)

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Excludes capitalized interest of $31 million in the first quarter of 2021 and $38 million in the first quarter of 2020.

10  2021 First Quarter   Suncor Energy Inc.

Operating Highlights

	Three months ended March 31
	2021	2020

Production volumes by segment

Oil Sands – SCO (mbbls/d)	519.9	503.6

Oil Sands – Non-upgraded bitumen (mbbls/d)	170.7	126.5

Exploration and Production (mboe/d)	95.3	109.7

Total (mboe/d)	785.9	739.8

Refinery utilization (%)	92	95

Refinery crude oil processed (mbbls/d)	428.4	439.5

Net Earnings (Loss)

Suncor's consolidated net earnings for the first quarter of 2021 were $821 million, compared to a net loss of $3.525 billion for the prior year quarter. Net earnings were primarily caused by the same factors that resulted in the operating earnings described subsequently in this section of this MD&A.

Other items affecting net earnings (loss) over these periods included:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $181 million for the first quarter of 2021, compared to a loss of $1.021 billion for the first quarter of 2020.

•
The after-tax unrealized gain on risk management activities was $20 million for the first quarter of 2021, compared to a gain of $112 million for the first quarter of 2020.

•
The after-tax restructuring charge was $126 million related to workforce reductions in the Corporate segment recorded in the first quarter of 2021.

•
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans.

•
During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the Refining and Marketing segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to the impacts of the COVID-19 pandemic.

2021 First Quarter   Suncor Energy Inc.  11

Operating Earnings (Loss) Reconciliation(1)

	Three months ended March 31
($ millions)	2021	2020

Net earnings (loss)	821	(3 525)

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(181)	1 021

Unrealized gain on risk management activities(2)	(20)	(112)

Restructuring charge(3)	126	—

Asset impairment(4)	—	1 798

Impact of inventory write-down to net realizable value(5)	—	397

Operating earnings (loss)(1)(2)	746	(421)

(1)
Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
Restructuring charge in the Corporate segment recorded in the first quarter of 2021.

(4)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans.

(5)
During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the Refining and Marketing segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to the impacts of the COVID-19 pandemic.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)(2)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and realized short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

12  2021 First Quarter   Suncor Energy Inc.

Suncor's first quarter 2021 operating earnings were $746 million ($0.49 per common share), compared to an operating loss of $421 million ($0.28 per common share) in the prior year quarter. In the first quarter of 2021, crude oil and refined product realizations improved compared to the prior year quarter, which was significantly impacted by an unprecedented decline in transportation fuel demand due to the impacts of the COVID-19 pandemic and an increase in OPEC+ crude supply. The improving business environment in the first quarter of 2021 also resulted in a net inventory valuation gain, reflecting a FIFO gain as a result of the increasing value of refinery feedstock, partially offset by an increase in the elimination of intersegment profit in inventory. Operating earnings in the first quarter of 2021 also reflected the 46,100 boe/d increase in upstream production, compared to the prior year quarter, as well as lower DD&A and exploration expense.

After-Tax Share-Based Compensation Expense (Recovery) by Segment

	Three months ended March 31
($ millions)	2021	2020

Oil Sands	24	(15)

Exploration and Production	3	(2)

Refining and Marketing	15	(9)

Corporate and Eliminations	45	(36)

Total share-based compensation expense (recovery)	87	(62)

The after-tax share-based compensation impact on results was an expense of $87 million during the first quarter of 2021, compared to a recovery of $62 million during the prior year quarter, as a result of an increase in the company's share price through the first quarter of 2021, compared to a decrease in the prior year quarter.

2021 First Quarter   Suncor Energy Inc.  13

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

	Average for the three months ended March 31
		2021	2020

WTI crude oil at Cushing	US$/bbl	57.80	46.10

Dated Brent crude	US$/bbl	60.85	50.15

Dated Brent/Maya crude oil FOB price differential	US$/bbl	4.70	15.95

MSW at Edmonton	Cdn$/bbl	66.55	52.00

WCS at Hardisty	US$/bbl	45.40	25.60

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(12.40)	(20.50)

SYN-WTI differential	US$/bbl	(3.50)	(2.70)

Condensate at Edmonton	US$/bbl	58.00	46.20

Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.15	2.05

Alberta Power Pool Price	Cdn$/MWh	95.45	67.05

New York Harbor 2-1-1 crack(1)	US$/bbl	15.60	14.75

Chicago 2-1-1 crack(1)	US$/bbl	13.40	9.75

Portland 2-1-1 crack(1)	US$/bbl	15.80	18.30

Gulf Coast 2-1-1 crack(1)	US$/bbl	14.45	13.00

Exchange rate	US$/Cdn$	0.79	0.74

Exchange rate (end of period)	US$/Cdn$	0.80	0.71

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In the first quarter of 2021, crude oil and crack spread benchmarks improved compared to the prior year quarter which was significantly impacted by an unprecedented decline in transportation fuel demand due to the impacts of the COVID-19 pandemic and an increase in OPEC+ crude supply.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the first quarter of 2021 reflected an increase in WTI at Cushing, which averaged US$57.80/bbl compared to US$46.10/bbl in the prior year quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $66.55/bbl in the first quarter of 2021 compared to $52.00/bbl in the prior year quarter, and prices for WCS at Hardisty increased to US$45.40/bbl in the first quarter of 2021, from US$25.60/bbl in the prior year quarter.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales, and the price variance between Hardisty, Alberta, and U.S. Gulf Coast heavy pricing. The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. Bitumen prices benefited from the narrowing of heavy crude oil differentials in the first quarter of 2021.

Suncor's price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$60.85/bbl in the first quarter of 2021, compared to US$50.15/bbl in the prior year quarter.

Suncor's refining and marketing margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at

14  2021 First Quarter   Suncor Energy Inc.

a specific refinery. Suncor's realized refining and marketing margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor's refining and marketing business.

Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor's realized refining and marketing margin. This internal index is a single value calculated based on a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor's unique set of refinery configurations; overall crude slate and product mix; and the benefit of its location, quality and grade differentials, and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company's realized refining and marketing margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In the first quarter of 2021, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to the prior year quarter. The Suncor 5-2-2-1 index was US$24.50/bbl in the first quarter of 2021, compared to US$25.60/bbl in the first quarter of 2020, as the increase in benchmark crack spreads driving the product value were more than offset by the narrowing crude differentials.

The cost of natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $3.15/mcf in the first quarter of 2021, from $2.05/mcf in the prior year quarter.

Excess electricity produced at Suncor's Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price increased to an average of $95.45/MWh in the first quarter of 2021, compared to $67.05/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The Canadian dollar strengthened in relation to the U.S. dollar in the first quarter of 2021, as the average exchange rate increased to US$0.79 per one Canadian dollar from US$0.74 per one Canadian dollar in the prior year quarter. This rate increase had a negative impact on price realizations for the company during the first quarter of 2021 when compared to the prior year quarter.

Suncor also has assets and liabilities, including approximately 65% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

2021 First Quarter   Suncor Energy Inc.  15

4. Segment Results and Analysis

Oil Sands

Financial Highlights

	Three months ended March 31
($ millions)	2021	2020

Gross revenues	4 351	3 317

Less: Royalties	(158)	(25)

Operating revenues, net of royalties	4 193	3 292

Net earnings (loss)	326	(1 953)

Adjusted for:

Unrealized gain on risk management activities(1)	(27)	(48)

Impairment(2)	—	1 376

Inventory write-down to net realizable value(3)	—	177

Operating earnings (loss)(4)	299	(448)

Funds from operations(4)	1 400	691

(1)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to its respective capital, operating and production plans.

(3)
During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $177 million as a result of a significant decline in benchmarks and demand for crude oil and refined products due to the impacts of the COVID-19 pandemic.

(4)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)(2)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

16  2021 First Quarter   Suncor Energy Inc.

The Oil Sands segment had operating earnings of $299 million in the first quarter of 2021, compared to an operating loss of $448 million in the prior year quarter. The increase was primarily due to higher realized crude prices, as crude benchmarks were significantly impacted in the prior year quarter as a result of the COVID-19 pandemic and OPEC+ supply issues, increased production and lower operating expense, partially offset by higher royalties.

Production Volumes(1)(2)

	Three months ended March 31
(mbbls/d)	2021	2020

SCO and diesel production(3)	536.6	516.5

Internally consumed diesel and internal transfers(4)(5)	(16.7)	(12.9)

Upgraded production	519.9	503.6

Bitumen production	171.9	126.5

Internal bitumen transfers(4)(5)	(1.2)	—

Non-upgraded bitumen production	170.7	126.5

Total Oil Sands production	690.6	630.1

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor's own refineries. Essentially all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "Upgraded production" and "Non-upgraded bitumen production" to better reflect the integration among the company's assets with no impact to overall production volumes. Comparative periods have been updated to reflect this change.

(3)
Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(4)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the first quarter of 2021, Oil Sands operations production volumes included 9,800 bbls/d of internally consumed diesel, of which 7,500 bbls/d was consumed at Oil Sands Base, 1,300 bbls/d was consumed at Fort Hills and 1,000 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,600 bbls/d of internally consumed diesel.

(5)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In the first quarter of 2021, Oil Sands operations included 4,000 bbls/d of SCO and 900 bbls/d of bitumen that was transferred to Suncor's share of Syncrude through the interconnecting pipelines. Syncrude production included 300 bbls/d of SCO and 300 bbls/d of bitumen that was transferred to Oil Sands Base through the interconnecting pipelines.

The company's net SCO production increased to 519,900 bbls/d in the first quarter of 2021 from 503,600 bbls/d in the first quarter of 2020, as a result of increased upgrader utilization. The Syncrude and Oil Sands operations upgraders achieved combined upgrader utilization of 97% in the first quarter of 2021, compared to 93% in the prior year quarter, despite coker annual planned maintenance at Oil Sands Base that commenced late in the first quarter of 2021 and was completed subsequent to the end of the quarter. SCO production in the first quarter of 2021 was further enhanced by the internal transfers from Oil Sands Base to Syncrude via the interconnecting pipelines, which increased the production of higher value SCO.

Together, the fourth quarter of 2020 and first quarter of 2021 represent the best sequential SCO production performance in the company's history – another important step in Suncor's continued journey towards improved and sustained reliability. To maintain this level of safe, reliable and efficient operations, the company will begin its five-year planned maintenance turnaround at Oil Sands Base plant Upgrader 2 as well as Syncrude's planned maintenance turnaround at its largest coker during the second quarter of 2021. The anticipated production impact of these planned maintenance events has been reflected in the company's 2021 guidance.

The company's non-upgraded bitumen production increased to 170,700 bbls/d in the first quarter of 2021 from 126,500 bbls/d in the prior year quarter, which included the best In Situ quarterly production in the company's history. Record performance at Firebag reflected the first full quarter of operations following completion of debottlenecking activities late in 2020. At MacKay River, production in the prior year quarter was impacted by an outage that occurred in late 2019.

The increase in non-upgraded bitumen production from In Situ was partially offset by lower production at Fort Hills following the decision to reduce production in 2020 due to lower oil prices and reflecting a change to the mining ramp up strategy. Under the revised ramp up strategy, Fort Hills will hold production to one primary extraction train while operating the full mine fleet in order to reduce operational volatility and operating costs. The asset is expected to transition to both primary extraction trains operating at normal rates in the third quarter of 2021 with no impact to the annual Fort Hills production guidance range.

2021 First Quarter   Suncor Energy Inc.  17

Sales Volumes(1)

	Three months ended March 31
(mbbls/d)	2021	2020

SCO and diesel	515.2	512.5

Non-upgraded bitumen	180.2	127.5

Total	695.4	640.0

(1)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its sales volumes to aggregate sales from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall sales volumes. Comparative periods have been updated to reflect this change.

SCO and diesel sales volumes increased to 515,200 bbls/d in the first quarter of 2021, from 512,500 bbls/d in the prior year quarter, consistent with the increase in production.

Non-upgraded bitumen sales volumes were 180,200 bbls/d in the first quarter of 2021, compared to 127,500 bbls/d in the prior year quarter, and were influenced by the same factors that affected production volumes, discussed above, in addition to a draw in inventory in the first quarter of 2021.

Price Realizations(1)

Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2021	2020

SCO and diesel	65.22	53.19

Non-upgraded bitumen(2)	42.53	21.02

Crude sales basket (all products)	59.32	46.78

Crude sales basket, relative to WTI	(13.87)	(15.17)

(1)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its price realizations to aggregate price realizations from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall price realizations. Comparative periods have been updated to reflect this change.

(2)
Beginning in the second quarter of 2020, the company revised its Non-upgraded bitumen price realization to include midstream activities employed to optimize its logistics capacity and more accurately reflect the performance of the product stream. Comparative periods have been restated to reflect this change.

Oil Sands realizations increased in the first quarter of 2021 from the prior year quarter, in line with the improved commodity price environment. The prior period was impacted by the significant decline in transportation fuel demand due to the impacts of the COVID-19 pandemic and increased OPEC+ supply at the beginning of 2020. Price realizations have since stabilized as benchmarks improved in line with increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.

Royalties

Royalties for the Oil Sands segment were higher in the first quarter of 2021 compared to the prior year quarter, primarily due to higher crude price realizations and production volumes.

Expenses and Other Factors

Total Oil Sands operating and transportation expenses decreased in the first quarter of 2021 compared to the prior year quarter, as described in detail below. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.

At Oil Sands operations, operating costs decreased compared to the prior year quarter, primarily due to lower mine maintenance and tailings costs as well as cost-reduction initiatives, partially offset by an increase in natural gas prices. The first quarter of 2020 also included an inventory write-down to net realizable value as a result of a significant decline in benchmarks and demand for crude oil and refined products due to the impacts of the COVID-19 pandemic and OPEC+ supply issues.

At Fort Hills, operating costs in the first quarter of 2021 decreased when compared to the prior year quarter, primarily due to lower costs associated with operating at reduced capacity and improved cost-effectiveness through the optimization of the autonomous mine fleet and other cost-reduction initiatives. The first quarter of 2020 also included an inventory write-down to net realizable value as a result of a significant decline in benchmarks and demand for crude oil and refined products due to the impacts of the COVID-19 pandemic and OPEC+ supply issues.

18  2021 First Quarter   Suncor Energy Inc.

Suncor's share of Syncrude operating costs in the first quarter of 2021 was comparable with the prior year quarter, primarily due to lower maintenance costs on improved reliability and cost-reduction initiatives, which were offset by increased production.

DD&A expense for the first quarter of 2021 was lower compared to the prior year quarter, as the prior year included additional depreciation related to derecognition charges associated with the cancellation of projects due to the COVID-19 pandemic.

Cash Operating Costs

	Three months ended March 31
($ millions, except as noted)	2021	2020

Oil Sands operating, selling and general expense (OS&G)	1 973	2 252

Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	1 153	1 303

Non-production costs(2)	(67)	(82)

Excess power capacity and other(3)	(124)	(91)

Inventory changes	10	(91)

Oil Sands operations cash operating costs(1)	972	1 039

Oil Sands operations production volumes (mbbls/d)	463.8	387.9

Oil Sands operations cash operating costs(1) ($/bbl)	23.30	29.45

Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	181	320

Non-production costs(2)	(26)	(28)

Inventory changes	15	(64)

Fort Hills cash operating costs(1)	170	228

Fort Hills production volumes (mbbls/d)	51.2	80.7

Fort Hills cash operating costs(1) ($/bbl)	37.05	31.00

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	639	629

Non-production costs(2)	(77)	(47)

Syncrude cash operating costs(1)	562	582

Syncrude production volumes (mbbls/d)	193.5	174.4

Syncrude cash operating costs(1) ($/bbl)	32.25	36.65

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from a cogeneration unit and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs(1) per barrel decreased to $23.30 in the first quarter of 2021, compared to $29.45 in the prior year quarter, due to a combination of increased production and lower operating, selling and general expenses, as detailed above, driving the improved cost performance. Total Oil Sands operations cash operating costs decreased to $972 million from $1.039 billion in the prior year quarter.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

2021 First Quarter   Suncor Energy Inc.  19

Oil Sands operations non-production costs, which are excluded from cash operating costs, were lower in the current quarter compared to the prior year quarter primarily due to lower safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the impacts of the COVID-19 pandemic. This decrease was partially offset by higher share-based compensation expenses in the current quarter compared to a share-based compensation recovery in the prior year quarter.

Excess power capacity and other costs at Oil Sands operations for the first quarter of 2021 were higher than the prior year quarter, due mainly to an increase in excess power revenues on higher prices.

Oil Sands operations inventory changes in the prior year quarter reflected a hydrocarbon inventory write-down to net realizable value as a result of the significant decline in crude oil benchmarks and demand due to the impacts of the COVID-19 pandemic and OPEC+ supply issues and a draw of inventory volumes.

Fort Hills cash operating costs(1) per barrel were $37.05 in the first quarter of 2021, compared to $31.00 in the prior year quarter, primarily due to lower production associated with operating at reduced capacity, partially offset by a significant reduction in costs.

Inventory changes at Fort Hills in the prior year quarter reflected a hydrocarbon inventory write-down to net realizable value as a result of the significant decline in crude oil benchmarks and demand due to the impacts of the COVID-19 pandemic and increased OPEC+ supply.

Syncrude cash operating costs(1) per barrel decreased to $32.25 in the first quarter of 2021, compared to $36.65 in the prior year quarter, with the decrease primarily due to increased production volumes and lower maintenance costs on improved reliability as well as cost reduction initiatives. Non-production costs, which are excluded from Syncrude cash operating costs, were impacted by a share-based compensation expense in the current quarter compared to a share-based compensation recovery in the prior year quarter.

Planned Maintenance Update

Planned annual coker maintenance at Oil Sands Base Upgrader 1, which began in the first quarter of 2021, was completed in the second quarter. Planned maintenance at Syncrude's largest coker is scheduled for the second quarter of 2021 as is the five-year planned maintenance turnaround at Oil Sands Base Upgrader 2, which is expected to be completed in the third quarter of 2021. The anticipated impact of these maintenance events has been reflected in the company's 2021 guidance.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

20  2021 First Quarter   Suncor Energy Inc.

Exploration and Production

Financial Highlights

	Three months ended March 31
($ millions)	2021	2020

Gross revenues	590	539

Less: Royalties	(44)	(22)

Operating revenues, net of royalties	546	517

Net earnings (loss)	163	(427)

Adjusted for:

Asset impairment(1)	—	422

Operating earnings (loss)(2)	163	(5)

Funds from operations(2)	285	173

(1)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $422 million against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating (Loss) Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating earnings for the E&P segment in the first quarter of 2021 increased to $163 million, from an operating loss of $5 million in the prior year quarter, with the increase primarily due to higher realized crude prices, lower DD&A and exploration expense, partially offset by lower production volumes.

2021 First Quarter   Suncor Energy Inc.  21

Production Volumes(1)

	Three months ended March 31
	2021	2020

E&P Canada (mbbls/d)	58.0	62.2

E&P International (mboe/d)	37.3	47.5

Total Production (mboe/d)	95.3	109.7

Total Sales Volumes (mboe/d)	84.2	107.2

(1)
Beginning in the second quarter of 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "E&P Canada" and "E&P International" to simplify the presentation. Comparative periods have been updated to reflect this change.

Production volumes for E&P Canada were 58,000 bbls/d in the first quarter of 2021, compared to 62,200 bbls/d in the prior year quarter. The decrease in the first quarter of 2021 reflected lower asset performance and natural production declines. Both periods were impacted by the absence of production from Terra Nova as the asset has remained off-line since the fourth quarter of 2019.

E&P International production was 37,300 boe/d in the first quarter of 2021, compared to 47,500 boe/d in the prior year quarter. Production volumes decreased in the first quarter of 2021 primarily due to natural production declines, partially offset by increased production from Golden Eagle as a result of new infill wells.

E&P sales volumes decreased to 84,200 boe/d in the first quarter of 2021, compared to 107,200 boe/d in the prior year quarter, due to the decrease in production as well as a larger inventory build at East Coast Canada associated with the timing of cargo sales.

Price Realizations

	Three months ended March 31
Net of transportation costs, but before royalties	2021	2020

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	73.91	67.37

E&P International ($/boe)	69.51	63.72

Price realizations at E&P Canada and E&P International increased in the first quarter of 2021 from the prior year quarter, in line with an improved commodity price environment. The prior period was impacted by the significant decline in transportation fuel demand due to the impacts of the COVID-19 pandemic and increased OPEC+ supply at the beginning of 2020. Price realizations have since stabilized as benchmarks improved in line with increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.

Royalties

E&P royalties in the first quarter of 2021 were higher than the prior year quarter primarily due to the increase in price realizations.

Expenses and Other Factors

Operating and transportation expenses for the first quarter of 2021 increased from the prior year quarter due to a one-time transportation provision recorded in the first quarter of 2021, partially offset by reduced operating activity in E&P Canada.

DD&A expense in the first quarter of 2021 decreased from the prior year quarter as a result of lower production and DD&A rates as compared to the prior period, lower depletion at White Rose as a result of impairment charges in the fourth quarter of 2020 and a reversal of a previous asset impairment charge relating to the future sale of the Golden Eagle Area Development asset.

Exploration expenses in the first quarter of 2021 were lower than the prior year quarter due to a decline in exploration activities. The prior period included exploration charges for non-commercial drilling in Norway and East Coast Canada.

Planned Maintenance Update for Operated Assets

There are no significant maintenance events scheduled for the second quarter of 2021.

22  2021 First Quarter   Suncor Energy Inc.

Refining and Marketing

Financial Highlights

	Three months ended March 31
($ millions)	2021	2020

Operating revenues	5 013	4 587

Net earnings (loss)	707	(55)

Adjusted for:

Unrealized loss (gain) on risk management activities(1)	7	(64)

Inventory write-down to net realizable value(2)	—	220

Operating earnings(3)	714	101

Funds from operations(3)	962	224

(1)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2)
During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $220 million as a result of a significant decline in benchmarks and demand for crude oil and refined products due to the impacts of the COVID-19 pandemic.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)(2)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

R&M operating earnings in the first quarter of 2021 were $714 million, compared to $101 million in the prior year quarter. Operating earnings included a FIFO inventory valuation gain of $373 million after-tax on the increase in crude and refined product benchmarks in the first quarter of 2021, compared to a FIFO inventory valuation loss of $446 million after-tax in the prior year quarter. Operating earnings were unfavourably impacted by the decrease in refining and marketing margins, due to narrowing crude oil differentials partially offset by improved crack benchmarks, and lower crude throughput.

2021 First Quarter   Suncor Energy Inc.  23

Volumes

	Three months ended March 31
	2021	2020

Crude oil processed (mbbls/d)

Eastern North America	200.5	213.1

Western North America	227.9	226.4

Total	428.4	439.5

Refinery utilization(1)(2) (%)

Eastern North America	90	96

Western North America	93	94

Total	92	95

Refined product sales (mbbls/d)

Gasoline	232.6	234.3

Distillate	245.7	228.7

Other	69.8	68.5

Total	548.1	531.5

Refining and marketing margin – FIFO(3) ($/bbl)	40.75	23.35

Refining and marketing margin – LIFO(3) ($/bbl)	30.30	35.60

Refining operating expense(3) ($/bbl)	5.75	5.65

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
The Edmonton refinery crude processing capacity has increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Refinery crude throughput was 428,400 bbls/d and refinery utilization was 92% in the first quarter of 2021, compared to refinery crude throughput of 439,500 bbls/d and refinery utilization of 95% in the prior year quarter. During the first quarter of 2021, the company maintained strong refinery utilization rates as a result of the company's marketing and logistics network, including the expansion of its Burrard product export terminal, which increases the optionality of the company's sales channels.

Refined product sales in the first quarter of 2021 were 548,100 bbls/d, compared to 531,500 bbls/d in the prior year quarter, which reflects an increase of more than double the export sales volumes, compared to the prior year quarter, and a draw in product inventory in the current quarter, partially offset by lower retail gasoline sales.

Refining and Marketing Margins

Refining and marketing margins were influenced by the following:

•
On a LIFO(1) basis, Suncor's refining and marketing margin decreased to $30.30/bbl in the first quarter of 2021, from $35.60/bbl in the prior year quarter, due to the narrowing crude oil differentials and weaker domestic demand due to the impacts of the COVID-19 pandemic, partially offset by improved benchmark crack spreads. Suncor's strategic investment in marketing and logistics enabled the company to increase export volumes during a period of weaker domestic demand which allowed the company to optimize refinery utilization rates and sales volumes. This resulted in higher overall funds flow despite lower per barrel margins. Suncor's refining and marketing margin also reflects Suncor's feedstock advantage which enables the company to process discounted heavier crude oil, its marketing and logistics capabilities, and strong sales channels within its integrated retail and wholesale network.

•
On a FIFO basis, Suncor's refining and marketing margin increased to $40.75/bbl in the first quarter of 2021, from $23.35/bbl in the prior year quarter due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the first quarter of 2021, the FIFO method of inventory valuation, relative to an estimated LIFO(1) accounting method, resulted in an after-tax gain of $373 million. In the prior year quarter, FIFO resulted in an after-tax loss of $446 million, for a favourable quarter-over-quarter improvement of $682 million, after-tax, including the impact of short-term commodity risk management activities.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

24  2021 First Quarter   Suncor Energy Inc.

Expenses and Other Factors

Operating expenses and DD&A in the first quarter of 2021 decreased compared to the prior year quarter, primarily due to lower derecognition charges and the impact of the company's cost-reduction initiatives, partially offset by a higher share-based compensation expense and higher commodity input costs due to higher natural gas prices. Refining operating expense(1) per barrel was $5.75 in the first quarter of 2021, compared to $5.65 in the prior year quarter, with the increase due to lower crude throughput volumes in the current quarter.

Planned Maintenance

Planned maintenance is scheduled at the Edmonton, Montreal and Commerce City refineries in the second quarter of 2021. The anticipated impact of these maintenance events has been reflected in the company's 2021 guidance.

Corporate and Eliminations

Financial Highlights

	Three months ended March 31
($ millions)	2021	2020

Net loss	(375)	(1 090)

Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(181)	1 021

Restructuring charge(2)	126	—

Operating loss(1)	(430)	(69)

Corporate	(338)	(211)

Eliminations	(92)	142

Funds used in operations(1)	(537)	(87)

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
During the first quarter of 2021, the company recorded a restructuring charge related to the previously announced workforce reductions.

Corporate incurred an operating loss of $338 million for the first quarter of 2021, compared to an operating loss of $211 million for the prior year quarter, with the increased loss attributable to a share-based compensation expense in the first quarter of 2021, as compared to a share-based compensation recovery incurred in the first quarter of 2020, and an operational foreign exchange loss, as compared to an operational foreign exchange gain in the prior year quarter. Suncor capitalized $31 million of its borrowing costs in the first quarter of 2021 as part of the cost of major development assets and construction projects in progress, compared to $38 million in the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the first quarter of 2021, the company deferred $92 million of after-tax intersegment profit, compared to a realization of intersegment profit and elimination of unrealized losses of $142 million after-tax in the prior year quarter, which was driven by the increase in Oil Sands price realizations over the previous quarter, as lower margin crude refinery feedstock sourced internally from Oil Sands was sold and replaced by higher margin crude inventory.

Corporate and Eliminations funds used in operations were $537 million for the first quarter of 2021, compared to $87 million in the first quarter of 2020, and were influenced by the same factors impacting operating loss described above, excluding the impact of share-based compensation expense. Funds used in operations were also impacted by the restructuring charge related to the workforce reductions recorded in the first quarter of 2021, in addition to a smaller share-based compensation cash payout in the current quarter compared to the prior year quarter.

(1)
Refining operating expense is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

2021 First Quarter   Suncor Energy Inc.  25

5. Capital Investment Update

Capital and Exploration Expenditures by Segment

	Three months ended March 31
($ millions)	2021	2020

Oil Sands	539	1 010

Exploration and Production	69	179

Refining and Marketing	120	92

Corporate and Eliminations	75	39

Total capital and exploration expenditures	803	1 320

Less: capitalized interest on debt	(31)	(38)

	772	1 282

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest

	Three months ended March 31, 2021
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total

Oil Sands

Oil Sands Base	202	64	266

In Situ	25	71	96

Fort Hills	37	—	37

Syncrude	96	23	119

Exploration and Production	—	62	62

Refining and Marketing	112	8	120

Corporate and Eliminations	1	71	72

	473	299	772

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity, and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

The company spent $772 million on capital expenditures, excluding capitalized interest, in the first quarter of 2021, a decrease from $1.282 billion in the prior year quarter. The reduction is primarily due to the company's increased focus on capital discipline and decreasing asset sustainment and maintenance capital, which was partially related to increased planned maintenance activities at Oil Sands Base and In Situ in the prior year quarter, as well as decreased In Situ and E&P economic investment capital.

26  2021 First Quarter   Suncor Energy Inc.

Activity in the first quarter of 2021 is summarized by business unit below.

Oil Sands

Oil Sands Base capital expenditures were $266 million in the first quarter of 2021, and were primarily focused on asset sustainment and maintenance activities related to the company's planned maintenance program and economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers.

In Situ capital expenditures were $96 million in the first quarter of 2021, and were primarily directed towards economic investment activities, including the continued investment in well pad projects.

Capital expenditures at Fort Hills were $37 million in the first quarter of 2021, primarily directed towards asset sustainment and maintenance activities in the mine and tailings development.

Syncrude capital expenditures were $119 million in the first quarter of 2021, the majority of which were for asset sustainment and maintenance expenditures.

Exploration and Production

Capital and exploration expenditures at E&P were $62 million in the first quarter of 2021 relating to economic investment projects, including development drilling at Hebron and Golden Eagle, and limited development work on the Fenja project.

Refining and Marketing

R&M capital expenditures were $120 million in the first quarter of 2021 and were primarily related to asset sustainment and maintenance activities.

Corporate and Eliminations

Corporate capital expenditures were $72 million in the first quarter of 2021 and were primarily directed towards the company's digital transformation.

2021 First Quarter   Suncor Energy Inc.  27

6. Financial Condition and Liquidity

Indicators

	Twelve months ended March 31
	2021	2020

Return on Capital Employed(1)(2) (%)	(1.4)	(1.3)

Net debt to funds from operations(3)(4) (times)	3.8	2.0

Interest coverage on long-term debt (times)

Earnings basis(5)	0.3	(2.4)

Funds from operations basis(4)(6)	5.6	9.1

Total debt to total debt plus shareholders' equity (%)	36.2	35.0

Net debt to net debt plus shareholders' equity(3)(7) (%)	34.1	32.4

Net debt to net debt plus shareholders' equity – excluding leases(3)(7) (%)	30.5	28.7

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE would have been (0.6%) for the twelve months ended March 31, 2021, excluding the impact of impairments of $423 million after-tax in the fourth quarter of 2020. ROCE would have been 5.1% for the twelve months ended March 31, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020, the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019 and the impacts of $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

(3)
Net debt is equal to total debt less cash and cash equivalents.

(4)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(5)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(6)
Equal to funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(7)
Beginning in the first quarter of 2021, the company has added two supplemental debt metrics that reflect additional information that management uses to evaluate capital management.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2021 capital spending program of $3.8 billion to $4.5 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

For the three months ended March 31, 2021, cash and cash equivalents decreased to $1.762 billion, from $1.885 billion at December 31, 2020, with the uses of cash in respect of the company's capital and exploration expenditures, dividend payments, the purchase of $318 million of Suncor's own common shares under its normal course issuer bid (NCIB) and total debt reduction of $1.1 billion, inclusive of lease payments, marginally exceeding cash flow provided by operating activities.

As at March 31, 2021, the weighted average days to maturity of the company's short-term investment portfolio was approximately 17 days.

Available credit facilities for liquidity purposes at March 31, 2021, decreased to $4.432 billion, compared to $6.043 billion at December 31, 2020. The decrease in liquidity was primarily due to the cancellation of $2.8 billion in bi-lateral credit facilities that were entered into to ensure access to adequate financial resources in connection with the COVID-19 pandemic, partially offset by increased credit availability as a result of a lower commercial paper balance.

28  2021 First Quarter   Suncor Energy Inc.

In the first quarter of 2021, Standard & Poor's affirmed the company's long-term senior debt rating of BBB+ but revised its outlook to Negative from Stable as a result of revisions to the assessment of industry risk for the global oil and gas integrated sector.

Financing Activities

Management of debt levels and liquidity continues to be a priority for Suncor given the company's long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels. We believe the disciplined actions around liquidity and capital spending the company has taken to address the recent economic downturn will help sustain the financial health of the company.

During the first quarter of 2021, Suncor exercised the early redemption options on its outstanding US$220 million 9.40% senior unsecured notes and $750 million 3.10% medium term notes, both due in 2021.

During the first quarter of 2021, the company also issued US$750 million of 3.75% senior unsecured notes and $500 million of 3.95% senior unsecured medium term notes, both due on March 4, 2051.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At March 31, 2021, total debt to total debt plus shareholders' equity was 36.2% (December 31, 2020 – 37.8%). The company continues to be in compliance with all operating covenants under its debt agreements.

($ millions, except as noted)	March 31 2021	December 31 2020

Short-term debt	2 258	3 566

Current portion of long-term debt	377	1 413

Current portion of long-term lease liabilities	298	272

Long-term debt	15 078	13 812

Long-term lease liabilities	2 580	2 636

Total debt	20 591	21 699

Less: Cash and cash equivalents	1 762	1 885

Net debt	18 829	19 814

Shareholders' equity	36 325	35 757

Total debt plus shareholders' equity	56 916	57 456

Total debt to total debt plus shareholders' equity (%)	36.2	37.8

Net debt to net debt plus shareholders' equity (%)	34.1	35.7

Net debt to net debt plus shareholders' equity – excluding leases (%)	30.5	32.1

2021 First Quarter   Suncor Energy Inc.  29

Change in Debt

($ millions)	Three months ended March 31, 2021

Total debt – beginning of period	21 699

Increase in long-term debt	373

Decrease in short-term debt	(1 271)

Increase in lease liability	62

Lease payments	(88)

Foreign exchange on debt, and other	(184)

Total debt – March 31, 2021	20 591

Less: Cash and cash equivalents – March 31, 2021	1 762

Net debt – March 31, 2021	18 829

The company's total debt decreased in the first quarter of 2021 due to the significant reduction of short-term debt, the repayment of higher interest long-term debt, favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2020, and principal lease payments made during the first quarter of 2021, partially offset by the issuance of long-term debt, as noted above, and leases entered into during the period.

Common Shares

(thousands)	March 31, 2021

Common shares	1 513 096

Common share options – exercisable	29 749

Common share options – non-exercisable	9 303

As at April 29, 2021, the total number of common shares outstanding was 1,506,484,194 and the total number of exercisable and non-exercisable common share options outstanding was 38,993,336. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

In the first quarter of 2021, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to commence a NCIB to purchase shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that, beginning February 8, 2021, and ending February 7, 2022, Suncor may purchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of Suncor's 1,525,150,794 issued and outstanding common shares as at January 31, 2021. Suncor security holders may obtain a copy of the notice, without charge, by contacting the company.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

	Three months ended March 31
($ millions, except as noted)	2021	2020

Share repurchase activities (thousands of common shares)	12 055	7 527

Weighted average repurchase price per share (dollars per share)	26.36	40.83

Share repurchase cost	318	307

30  2021 First Quarter   Suncor Energy Inc.

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2020 annual MD&A. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures.

2021 First Quarter   Suncor Energy Inc.  31

7. Quarterly Financial Data

Trends in Suncor's quarterly revenue, earnings and funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices, including widening of crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as the COVID-19 pandemic beginning in the first quarter of 2020, operational incidents and the Government of Alberta's mandatory production curtailments that were implemented during 2019 and suspended effective December 2020.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	Jun 30 2019

Total production (mboe/d)

Oil Sands	690.6	671.5	519.0	553.7	630.1	662.3	670.0	692.2

Exploration and Production	95.3	97.7	97.2	101.8	109.7	115.9	92.3	111.7

	785.9	769.2	616.2	655.5	739.8	778.2	762.3	803.9

Revenues and other income

Operating revenues, net of royalties	8 679	6 615	6 427	4 229	7 391	9 487	9 803	10 071

Other (loss) income	(43)	(21)	30	16	365	111	93	27

	8 636	6 594	6 457	4 245	7 756	9 598	9 896	10 098

Net earnings (loss)	821	(168)	(12)	(614)	(3 525)	(2 335)	1 035	2 729

per common share – basic (dollars)	0.54	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)	0.67	1.74

per common share – diluted (dollars)	0.54	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)	0.67	1.74

Operating earnings (loss)(1)(2)	746	(109)	(338)	(1 345)	(421)	812	1 088	1 276

per common share – basic(1)(2) (dollars)	0.49	(0.07)	(0.22)	(0.88)	(0.28)	0.53	0.71	0.81

Funds from operations(1)	2 110	1 221	1 166	488	1 001	2 553	2 675	3 005

per common share – basic(1) (dollars)	1.39	0.80	0.76	0.32	0.66	1.66	1.72	1.92

Cash flow provided by (used in) operating activities	2 345	814	1 245	(768)	1 384	2 304	3 136	3 433

per common share – basic (dollars)	1.54	0.53	0.82	(0.50)	0.91	1.50	2.02	2.19

ROCE(1) (%) for the twelve months ended	(1.4)	(6.9)	(10.2)	(7.5)	(1.3)	4.9	9.7	10.4

ROCE(1)(3), excluding impairments (%) for the twelve months ended	(0.6)	(2.9)	(1.3)	1.0	7.0	10.0	9.7	10.4

After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	181	539	290	478	(1 021)	235	(127)	221

Common share information (dollars)

Dividend per common share	0.21	0.21	0.21	0.21	0.47	0.42	0.42	0.42

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	26.27	21.35	16.26	22.89	22.46	42.56	41.79	40.85

New York Stock Exchange (US$)	20.90	16.78	12.23	16.86	15.80	32.80	31.58	31.16

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
ROCE excluding impairments would have been 8.6%, 7.8%, 8.2%, and 5.1% for the second quarter of 2019, third quarter of 2019, fourth quarter of 2019, and first quarter of 2020, respectively excluding the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

32  2021 First Quarter   Suncor Energy Inc.

Business Environment

(average for the three months ended)		Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	Jun 30 2019

WTI crude oil at Cushing	US$/bbl	57.80	42.65	40.95	27.85	46.10	56.95	56.45	59.85

Dated Brent crude	US$/bbl	60.85	44.20	43.00	29.20	50.15	63.30	61.90	68.85

Dated Brent/Maya FOB price differential	US$/bbl	4.70	3.30	3.50	2.70	15.95	9.30	5.20	6.75

MSW at Edmonton	Cdn$/bbl	66.55	50.25	51.30	30.20	52.00	68.10	68.35	73.90

WCS at Hardisty	US$/bbl	45.40	33.35	31.90	16.35	25.60	41.10	44.20	49.20

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(12.40)	(9.30)	(9.05)	(11.50)	(20.50)	(15.85)	(12.25)	(10.65)

SYN-WTI (differential) premium	US$/bbl	(3.50)	(3.05)	(2.45)	(4.55)	(2.70)	(0.70)	0.40	0.15

Condensate at Edmonton	US$/bbl	58.00	42.55	37.55	22.20	46.20	53.00	52.00	55.85

Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.15	2.65	2.25	2.00	2.05	2.50	0.95	1.05

Alberta Power Pool Price	Cdn$/MWh	95.45	46.15	43.85	29.90	67.05	46.95	46.85	56.55

New York Harbor 2-1-1 crack(1)	US$/bbl	15.60	9.85	10.20	12.20	14.75	18.45	19.70	22.40

Chicago 2-1-1 crack(1)	US$/bbl	13.40	7.95	7.75	6.75	9.75	14.35	17.05	21.50

Portland 2-1-1 crack(1)	US$/bbl	15.80	13.15	12.55	12.20	18.30	25.45	23.90	29.10

Gulf Coast 2-1-1 crack(1)	US$/bbl	14.45	9.00	8.55	9.00	13.00	17.00	20.00	21.70

Exchange rate	US$/Cdn$	0.79	0.77	0.75	0.72	0.74	0.76	0.76	0.75

Exchange rate (end of period)	US$/Cdn$	0.80	0.78	0.75	0.73	0.71	0.77	0.76	0.76

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

2021 First Quarter   Suncor Energy Inc.  33

8. Other Items

Accounting Policies and New IFRS Standards

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2020 annual MD&A and in note 3 of Suncor's audited Consolidated Financial Statements for the year ended December 31, 2020.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2020, and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2020 annual MD&A.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and will continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2021.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows in fiscal 2021.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2020, note 9 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2021, and the Financial Condition and Liquidity section of the 2020 annual MD&A.

Control Environment

Based on their evaluation as at March 31, 2021, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2021, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2021, that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

34  2021 First Quarter   Suncor Energy Inc.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously announced 2021 guidance (which was originally disclosed via press release on November 30, 2020), as set forth in Suncor's press releases dated February 3, 2021, and May 3, 2021, both of which are also available on www.sedar.com.

2021 First Quarter   Suncor Energy Inc.  35

9. Non-GAAP Financial Measures Advisory

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, LIFO inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.

Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

Bridge Analyses of Operating Earnings (Loss)

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized short-term commodity risk management activities. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company's R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries, as both represent inventory valuation adjustments, and downstream realized short-term commodity risk management activities.

•
The factor for Insurance Proceeds includes the after-tax insurance proceeds related to the company's assets in Libya.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings (loss) adjustments, changes in statutory income tax rates and other income tax adjustments.

36  2021 First Quarter   Suncor Energy Inc.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve- month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

For the twelve months ended March 31 ($ millions, except as noted)		2021	2020

Adjustments to net earnings (loss)

Net earnings (loss)		27	(2 096)

(Deduct) add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(1 488)	692

Net interest expense		704	633

	A	(757)	(771)

Capital employed – beginning of twelve-month period

Net debt		18 212	17 298

Shareholders' equity		37 965	44 262

		56 177	61 560

Capital employed – end of twelve-month period

Net debt		18 829	18 212

Shareholders' equity		36 325	37 965

		55 154	56 177

Average capital employed	B	55 854	59 346

ROCE (%)(1)	A/B	(1.4)	(1.3)

(1)
ROCE would have been (0.6%) for the twelve months ended March 31, 2021, excluding the impact of impairments of $423 million after-tax in the fourth quarter of 2020. ROCE would have been 5.1% for the twelve months ended March 31, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020, the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019 and the impacts of $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

2021 First Quarter   Suncor Energy Inc.  37

Funds From (Used In) Operations

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP Financial Measures Advisory section of each respective management's discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Net earnings (loss)	326	(1 953)	163	(427)	707	(55)	(375)	(1 090)	821	(3 525)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 158	3 065	102	828	209	232	21	21	1 490	4 146

Deferred income taxes	(8)	(444)	15	(128)	17	(10)	(15)	62	9	(520)

Accretion	59	56	14	11	2	2	(1)	—	74	69

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(196)	1 096	(196)	1 096

Change in fair value of financial instruments and trading inventory	(115)	163	(7)	(136)	18	98	1	—	(103)	125

Gain on disposal of assets	—	(1)	—	—	(8)	(3)	—	—	(8)	(4)

Share-based compensation	(1)	(86)	(1)	(11)	(2)	(51)	2	(178)	(2)	(326)

Exploration	—	—	—	70	—	—	—	—	—	70

Settlement of decommissioning and restoration liabilities	(68)	(99)	(1)	(4)	(1)	(3)	—	—	(70)	(106)

Other	49	(10)	—	(30)	20	14	26	2	95	(24)

Funds from (used in) operations	1 400	691	285	173	962	224	(537)	(87)	2 110	1 001

Decrease in non-cash working capital									235	383

Cash flow provided by operating activities									2 345	1 384

Free Funds Flow and Discretionary Free Funds Flow (Deficit)

Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow (deficit) reflect cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow (deficit) to measure the capacity of the company to increase returns to shareholders and to grow Suncor's business.

	Three months ended Mar 31
($ millions)	2021	2020

Funds from operations	2 110	1 001

Asset sustaining and maintenance capital and dividends(1)	(808)	(1 463)

Discretionary free funds flow (deficit)	1 302	(462)

(1)
Includes capitalized interest on sustaining capital of $16 million in the first quarter of 2021 and $15 million in the first quarter of 2020.

38  2021 First Quarter   Suncor Energy Inc.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, COVID-19-related costs, research costs and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Beginning in the first quarter of 2020, the company revised Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to exclude these costs. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

Refining and Marketing Margin and Refining Operating Expense

Refining and marketing margins and refining operating expense are non-GAAP financial measures. Refining and marketing margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees and the impact of inventory write-downs. Refining and marketing margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation and short-term risk management activities. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing margin and refining operating expense to measure operating performance on a production barrel basis.

	Three months ended March 31
($ millions, except as noted)	2021	2020

Refining and marketing margin reconciliation

Gross margin, operating revenue less purchases of crude oil and products	1 738	629

Other (loss) income	(45)	86

Non-refining margin	(13)	283

Refining and marketing margin	1 680	998

Refinery production(1) (mbbls)	41 211	42 729

Refining and marketing margin – FIFO ($/bbl)	40.75	23.35

FIFO adjustment	(432)	524

Refining and marketing margin – LIFO	1 248	1 522

Refining and marketing margin – LIFO ($/bbl)	30.30	35.60

Refining operating expense reconciliation

Operating, selling and general expense(2)	479	480

Non-refining costs(2)	(242)	(239)

Refining operating expense	237	241

Refinery production(1) (mbbls)	41 211	42 729

Refining operating expense ($/bbl)	5.75	5.65

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(2)
Prior period amounts of OS&G have been reclassified to align with current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

2021 First Quarter   Suncor Energy Inc.  39

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q1	Three months ended March 31
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
mmcf	millions of cubic feet of natural gas	SYN	Synthetic crude oil benchmark
mmcf/d	millions of cubic feet of natural gas per day	MSW	Mixed Sweet Blend
mmcfe	millions of cubic feet of natural gas equivalent	NYMEX	New York Mercantile Exchange
mmcfe/d	millions of cubic feet of natural gas equivalent per day	YTD	Year to date
MW	megawatts
MWh	megawatts per hour

40  2021 First Quarter   Suncor Energy Inc.

11. Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward- looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "potential", "opportunity", "would", "priority", "strategy" and similar expressions. Forward-looking statements in this MD&A include references to:

•
Suncor's commitment to significantly reduce debt and increase returns to shareholders and Suncor's plans to allocate two-thirds of incremental free funds flow to further debt repayment and one-third to additional share buybacks and that further plans to allocate capital will follow the company's capital allocation framework, which is designed to reduce debt, increase shareholder returns and invest in profitable growth;

•
the expectation that Suncor will take over as operator of the Syncrude asset on September 30, 2021 and the expected impact this will have on Syncrude cash operating costs, and the expectation that Suncor taking over as operator will generate gross annual synergies of $300 million;

•
Suncor's plan to continue to advance its digital transformation, including through the further implementation of digital technologies and the expected impacts therefrom;

•
Suncor's expectation regarding Fort Hills' revised ramp up strategy, including that it will transition to both primary extraction trains operating at normal rates in the third quarter of 2021;

•
the company's belief that it is well positioned to generate significant free funds flow in both the upstream and downstream as the deployment of vaccines leads to recovering economies and an expected increase in demand for crude oil and refined products;

•
Suncor's belief that its ability to execute on its near-term plans through operational excellence will be critically important to Suncor's strategy and that, in 2021, the company intends to continue to advance its digital transformation, implementing process and technology improvements to increase productivity and reliability and build on the cost-reduction targets achieved in 2020;

•
the cogeneration project at Oil Sands Base to replace the existing coke-fired boilers and the Forty Mile Wind Power Project and the expectation that these projects will contribute to Suncor's environmental goals and incremental free funds flow target;

•
that the financial health and resiliency of the company will continue to be a key focus for the company in 2021;

•
statements with respect to planned maintenance events and the timing thereof, including the five-year planned maintenance turnaround at Oil Sands Base Upgrader 2, Syncrude's largest coker and Edmonton, Montreal and Commerce City refineries;

•
Suncor's belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor's actual results;

•
statements regarding Suncor's planned 2021 capital spending program of $3.8 billion to $4.5 billion, including Suncor's belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets and Suncor's expectations regarding the allocation of its capital spending program and its expected benefits therefrom;

•
the objectives of Suncor's short-term investment portfolio and Suncor's expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

2021 First Quarter   Suncor Energy Inc.  41

•
the company's priority regarding the management of debt levels and liquidity given the company's long-term plans and future expected volatility in the pricing environment and Suncor's belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels;

•
the company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures;

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB that depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy; and

•
Suncor's full-year outlook range on current income taxes, Oil Sands operations Crown royalties and Syncrude Crown royalties as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack and the Cdn$/US$ exchange rate.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor's ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

42  2021 First Quarter   Suncor Energy Inc.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, and in the company's 2020 annual MD&A, the 2020 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

2021 First Quarter   Suncor Energy Inc.  43

Consolidated Statements of Comprehensive Income (Loss)
(unaudited)

	Three months ended March 31
($ millions)	2021	2020

Revenues and Other Income

Operating revenues, net of royalties (note 3)	8 679	7 391

Other (loss) income (note 4)	(43)	365

	8 636	7 756

Expenses

Purchases of crude oil and products	2 583	3 180

Operating, selling and general(1)	2 900	2 936

Transportation and distribution(1)	381	367

Depreciation, depletion, amortization and impairment (note 10)	1 490	4 146

Exploration	8	139

Gain on disposal of assets	(8)	(4)

Financing expenses (note 6)	168	1 342

	7 522	12 106

Earnings (Loss) before Income Taxes	1 114	(4 350)

Income Tax Expense (Recovery)

Current	284	(305)

Deferred	9	(520)

	293	(825)

Net Earnings (Loss)	821	(3 525)

Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(41)	241

Items That Will Not be Reclassified to Earnings:

Actuarial gain on employee retirement benefit plans, net of income taxes (note 12)	656	13

Other Comprehensive Income	615	254

Total Comprehensive Income (Loss)	1 436	(3 271)

Per Common Share (dollars) (note 7)

Net earnings (loss) – basic and diluted	0.54	(2.31)

Cash dividends	0.21	0.47

(1)
Prior period amounts have been reclassified to align with the current year presentation of the transportation and distribution expense. For the three months ended March 31, 2020, $31 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

See accompanying notes to the condensed interim consolidated financial statements.

44  2021 First Quarter   Suncor Energy Inc.

Consolidated Balance Sheets
(unaudited)

($ millions)	March 31 2021	December 31 2020

Assets

Current assets

Cash and cash equivalents	1 762	1 885

Accounts receivable	3 669	3 157

Inventories	3 911	3 617

Income taxes receivable	539	727

Total current assets	9 881	9 386

Property, plant and equipment, net (note 10)	66 252	68 130

Exploration and evaluation	2 225	2 286

Other assets	1 237	1 277

Goodwill and other intangible assets	3 398	3 328

Deferred income taxes	183	209

Total assets	83 176	84 616

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	2 258	3 566

Current portion of long-term debt (note 6)	377	1 413

Current portion of long-term lease liabilities	298	272

Accounts payable and accrued liabilities	5 542	4 684

Current portion of provisions	562	527

Income taxes payable	30	87

Total current liabilities	9 067	10 549

Long-term debt (note 6)	15 078	13 812

Long-term lease liabilities	2 580	2 636

Other long-term liabilities (note 12)	2 124	2 840

Provisions (note 11)	8 849	10 055

Deferred income taxes	9 153	8 967

Equity	36 325	35 757

Total liabilities and shareholders' equity	83 176	84 616

See accompanying notes to the condensed interim consolidated financial statements.

2021 First Quarter   Suncor Energy Inc.  45

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31
($ millions)	2021	2020

Operating Activities

Net Earnings (Loss)	821	(3 525)

Adjustments for:

Depreciation, depletion, amortization and impairment (note 10)	1 490	4 146

Deferred income tax expense (recovery)	9	(520)

Accretion (note 6)	74	69

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(196)	1 096

Change in fair value of financial instruments and trading inventory	(103)	125

Gain on disposal of assets	(8)	(4)

Share-based compensation	(2)	(326)

Exploration	—	70

Settlement of decommissioning and restoration liabilities	(70)	(106)

Other	95	(24)

Decrease in non-cash working capital	235	383

Cash flow provided by operating activities	2 345	1 384

Investing Activities

Capital and exploration expenditures	(803)	(1 320)

Proceeds from disposal of assets	8	—

Other investments	(7)	(16)

Increase in non-cash working capital	(34)	(180)

Cash flow used in investing activities	(836)	(1 516)

Financing Activities

Net (decrease) increase in short-term debt	(1 271)	1 386

Repayment of long-term debt (note 6)	(1 050)	—

Issuance of long-term debt (note 6)	1 423	—

Lease liability payments	(88)	(82)

Issuance of common shares under share option plans	—	29

Repurchase of common shares (note 8)	(318)	(307)

Distributions relating to non-controlling interest	(2)	(2)

Dividends paid on common shares	(319)	(709)

Cash flow (used in) provided by financing activities	(1 625)	315

(Decrease) Increase in Cash and Cash Equivalents	(116)	183

Effect of foreign exchange on cash and cash equivalents	(7)	83

Cash and cash equivalents at beginning of period	1 885	1 960

Cash and Cash Equivalents at End of Period	1 762	2 226

Supplementary Cash Flow Information

Interest paid	139	147

Income taxes paid	148	751

See accompanying notes to the condensed interim consolidated financial statements.

46  2021 First Quarter   Suncor Energy Inc.

Consolidated Statements of Changes in Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2019	25 167	566	899	15 410	42 042	1 531 874

Net loss	—	—	—	(3 525)	(3 525)	—

Foreign currency translation adjustment	—	—	241	—	241	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $5	—	—	—	13	13	—

Total comprehensive income (loss)	—	—	241	(3 512)	(3 271)	—

Issued under share option plans	36	(7)	—	—	29	804

Repurchase of common shares for cancellation (note 8)	(124)	—	—	(183)	(307)	(7 527)

Change in liability for share repurchase commitment	65	—	—	103	168	—

Share-based compensation	—	13	—	—	13	—

Dividends paid on common shares	—	—	—	(709)	(709)	—

At March 31, 2020	25 144	572	1 140	11 109	37 965	1 525 151

At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151

Net earnings	—	—	—	821	821	—

Foreign currency translation adjustment	—	—	(41)	—	(41)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $207 (note 12)	—	—	—	656	656	—

Total comprehensive (loss) income	—	—	(41)	1 477	1 436	—

Repurchase of common shares for cancellation (note 8)	(199)	—	—	(119)	(318)	(12 055)

Change in liability for share repurchase commitment	(151)	—	—	(89)	(240)	—

Share-based compensation	—	9	—	—	9	—

Dividends paid on common shares	—	—	—	(319)	(319)	—

At March 31, 2021	24 794	600	836	10 095	36 325	1 513 096

See accompanying notes to the condensed interim consolidated financial statements.

2021 First Quarter   Suncor Energy Inc.  47

Notes to the Consolidated Financial Statements
(unaudited)

1. Reporting Entity and Description of the Business

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. The company is focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, the company explores for, acquires, develops, produces and markets crude oil in Canada and internationally; transports and refines crude oil; and markets petroleum and petrochemical products primarily in Canada. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2020. Beginning in the first quarter of 2021, the company has revised the presentation of its expenses from "transportation" to "transportation and distribution" and reclassified certain operating, selling and general expenses to transportation and distribution to better reflect the nature of these expenses. There is no impact to net earnings (loss) and comparative periods have been restated to reflect this change.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2020.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2020.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and may continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2021.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows in fiscal 2021.

48  2021 First Quarter   Suncor Energy Inc.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

3. Segmented Information

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Revenues and Other Income

Gross revenues	3 295	2 327	590	539	4 990	4 563	6	9	8 881	7 438

Intersegment revenues	1 056	990	—	—	23	24	(1 079)	(1 014)	—	—

Less: Royalties	(158)	(25)	(44)	(22)	—	—	—	—	(202)	(47)

Operating revenues, net of royalties	4 193	3 292	546	517	5 013	4 587	(1 073)	(1 005)	8 679	7 391

Other (loss) income	(2)	248	(1)	33	(45)	86	5	(2)	(43)	365

	4 191	3 540	545	550	4 968	4 673	(1 068)	(1 007)	8 636	7 756

Expenses

Purchases of crude oil and products	250	407	—	—	3 275	3 958	(942)	(1 185)	2 583	3 180

Operating, selling and general(1)	1 973	2 252	110	133	479	480	338	71	2 900	2 936

Transportation and distribution(1)	276	289	52	23	63	67	(10)	(12)	381	367

Depreciation, depletion, amortization and impairment	1 158	3 065	102	828	209	232	21	21	1 490	4 146

Exploration	2	57	6	82	—	—	—	—	8	139

Gain on disposal of assets	—	(1)	—	—	(8)	(3)	—	—	(8)	(4)

Financing expenses	87	81	17	3	16	—	48	1 258	168	1 342

	3 746	6 150	287	1 069	4 034	4 734	(545)	153	7 522	12 106

Earnings (Loss) before Income Taxes	445	(2 610)	258	(519)	934	(61)	(523)	(1 160)	1 114	(4 350)

Income Tax Expense (Recovery)

Current	127	(213)	80	36	210	4	(133)	(132)	284	(305)

Deferred	(8)	(444)	15	(128)	17	(10)	(15)	62	9	(520)

	119	(657)	95	(92)	227	(6)	(148)	(70)	293	(825)

Net Earnings (Loss)	326	(1 953)	163	(427)	707	(55)	(375)	(1 090)	821	(3 525)

Capital and Exploration Expenditures	539	1 010	69	179	120	92	75	39	803	1 320

(1)
Prior period amounts of the Refining and Marketing segment have been reclassified to align with the current year presentation of the transportation and distribution expense. For the three months ended March 31, 2020, $31 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

2021 First Quarter   Suncor Energy Inc.  49

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

Three months ended March 31	2021			2020
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

Synthetic crude oil and diesel	3 347	—	3 347	2 779	—	2 779

Bitumen	1 004	—	1 004	538	—	538

	4 351	—	4 351	3 317	—	3 317

Exploration and Production

Crude oil and natural gas liquids	386	202	588	319	219	538

Natural gas	—	2	2	—	1	1

	386	204	590	319	220	539

Refining and Marketing

Gasoline	2 051	—	2 051	1 894	—	1 894

Distillate	2 287	—	2 287	2 116	—	2 116

Other	675	—	675	577	—	577

	5 013	—	5 013	4 587	—	4 587

Corporate and Eliminations

	(1 073)	—	(1 073)	(1 005)	—	(1 005)

Total Revenue from Contracts with Customers	8 677	204	8 881	7 218	220	7 438

4. Other (Loss) Income

Other (loss) income consists of the following:

	Three months ended March 31
($ millions)	2021	2020

Energy trading activities

Gains recognized in earnings	11	236

Losses on inventory valuation	(21)	(97)

Short-term commodity risk management	(66)	185

Investment and interest income	23	36

Other	10	5

	(43)	365

50  2021 First Quarter   Suncor Energy Inc.

 5. Share-Based Compensation

The following table summarizes the share-based compensation expense (recovery) for all plans recorded within operating, selling and general expense:

	Three months ended March 31
($ millions)	2021	2020

Equity-settled plans	9	13

Cash-settled plans	102	(100)

	111	(87)

6. Financing Expenses

	Three months ended March 31
($ millions)	2021	2020

Interest on debt	210	216

Interest on lease liabilities	41	42

Capitalized interest	(31)	(38)

Interest expense	220	220

Interest on partnership liability	13	13

Interest on pension and other post-retirement benefits	15	14

Accretion	74	69

Foreign exchange (gain) loss on U.S. dollar denominated debt	(196)	1 096

Operational foreign exchange and other	42	(70)

	168	1 342

On March 4, 2021, the company issued US$750 million of senior unsecured notes maturing on March 4, 2051. The notes have a coupon of 3.75% and were priced at US$99.518 per US$100 principal amount for an effective yield of 3.777%. The company also issued $500 million of senior unsecured Series 8 medium-term notes on March 4, 2021, maturing on March 4, 2051. The notes have a coupon of 3.95% and were priced at $98.546 per $100 principal amount for an effective yield of 4.034%. Interest on the 3.75% and 3.95% notes is paid semi-annually.

During the first quarter of 2021, the company completed an early redemption of its $750 million senior unsecured Series 5 medium-term notes with a coupon of 3.10% originally scheduled to mature on November 26, 2021, for $770 million, including $8 million of accrued interest, resulting in a debt extinguishment loss of $12 million ($9 million after-tax).

The company also completed an early redemption of its US$220 million (book value of $278 million) senior unsecured notes with a coupon of 9.40% originally scheduled to mature on September 1, 2021, for US$230 million ($290 million), including US$2 million ($2 million) of accrued interest, resulting in a debt extinguishment loss of $10 million ($8 million after-tax).

Effective March 5, 2021, the company terminated $2.8 billion of bilateral credit facilities as these credit facilities were no longer required. The terminated credit facilities had a two-year term and were entered into in March and April of 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic should they have been required.

2021 First Quarter   Suncor Energy Inc.  51

 7. Earnings (Loss) per Common Share

	Three months ended March 31
($ millions)	2021	2020

Net earnings (loss)	821	(3 525)

(millions of common shares)

Weighted average number of common shares	1 522	1 528

Dilutive securities:

Effect of share options	—	1

Weighted average number of diluted common shares	1 522	1 529

(dollars per common share)

Basic and diluted earnings (loss) per share	0.54	(2.31)

8. Normal Course Issuer Bid

During the first quarter of 2021, the company announced its intention to commence a new Normal Course Issuer Bid (the 2021 NCIB) to repurchase shares through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2021 NCIB, the company may repurchase for cancellation up to 44,000,000 common shares between February 8, 2021, and February 7, 2022. During the first quarter of 2021, the company repurchased 12.1 million common shares under the 2021 NCIB at an average price of $26.36 per share, for a total repurchase cost of $318 million.

The following table summarizes the share repurchase activities during the period:

	Three months ended March 31
($ millions, except as noted)	2021	2020

Share repurchase activities (thousands of common shares)

Shares repurchased	12 055	7 527

Amounts charged to:

Share capital	199	124

Retained earnings	119	183

Share repurchase cost	318	307

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	March 31 2021	December 31 2020

Amounts charged to:

Share capital	151	—

Retained earnings	89	—

Liability for share purchase commitment	240	—

52  2021 First Quarter   Suncor Energy Inc.

 9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, short-term commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total

Fair value outstanding at December 31, 2020	(121)

Cash settlements – paid during the year	180

Changes in fair value recognized in earnings during the year	(55)

Fair value outstanding at March 31, 2021	4

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at March 31, 2021, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instruments measured at fair value for each hierarchy level as at March 31, 2021:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	81	56	—	137

Accounts payable	(78)	(55)	—	(133)

	3	1	—	4

During the first quarter of 2021, there were no transfers between Level 1 and Level 2 fair value measurements.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor's customers are large and established downstream companies with investment grade credit ratings.

2021 First Quarter   Suncor Energy Inc.  53

Non-Derivative Financial Instruments

At March 31, 2021, the carrying value of fixed-term debt accounted for under amortized cost was $15.5 billion (December 31, 2020 – $15.2 billion) and the fair value was $18.3 billion (December 31, 2020 – $18.8 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

10. Asset Impairment

Oil Sands

During the first quarter of 2020, the company recorded an impairment of $1.38 billion (net of taxes of $0.44 billion) on its share of the Fort Hills assets in the Oil Sands segment. No indicators of impairment or reversals of impairment were identified at March 31, 2021.

Exploration and Production

White Rose assets:

During the first quarter of 2020, the company recorded an impairment of $137 million (net of taxes of $45 million) on its share of the White Rose assets in the Exploration and Production segment.

In the fourth quarter of 2020, the company reassessed the likelihood of completing the West White Rose Project. As a result of this reassessment, the company performed another impairment test of the White Rose cash-generating unit (CGU). An after-tax impairment charge of $423 million (net of taxes of $136 million) was recognized and the White Rose CGU was fully impaired at December 31, 2020.

No indicators of impairment reversal were identified at March 31, 2021.

Terra Nova assets:

During the first quarter of 2020, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets in the Exploration and Production segment.

No indicators of impairment or reversals of impairment were identified at March 31, 2021.

11. Provisions

Suncor's decommissioning and restoration provision decreased by $1.2 billion for the three months ended March 31, 2021. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 3.70% (December 31, 2020 – 3.10%).

12. Pensions and Other Post-Retirement Benefits

For the three months ended March 31, 2021, the actuarial gain on employee retirement benefit plans was $656 million (net of taxes of $207 million) mainly due to an increase in the discount rate to 3.30% (December 31, 2020 – 2.50%).

54  2021 First Quarter   Suncor Energy Inc.

Supplemental Financial and Operating Information
Quarterly Financial Summary
(unaudited)

	Three months ended					Twelve months ended
($ millions, except per share amounts)	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2020

Revenues, net of royalties, and other income	8 636	6 594	6 457	4 245	7 756	25 052

Net earnings (loss)

Oil Sands	326	(293)	(531)	(1 019)	(1 953)	(3 796)

Exploration and Production	163	(379)	25	(51)	(427)	(832)

Refining and Marketing	707	268	384	269	(55)	866

Corporate and Eliminations	(375)	236	110	187	(1 090)	(557)

Total	821	(168)	(12)	(614)	(3 525)	(4 319)

Operating earnings (loss)(A)(B)

Oil Sands	299	(130)	(539)	(1 148)	(448)	(2 265)

Exploration and Production	163	44	25	(51)	(5)	13

Refining and Marketing	714	280	356	145	101	882

Corporate and Eliminations	(430)	(303)	(180)	(291)	(69)	(843)

Total	746	(109)	(338)	(1 345)	(421)	(2 213)

Funds from (used in) operations(A)

Oil Sands	1 400	729	556	10	691	1 986

Exploration and Production	285	312	260	309	173	1 054

Refining and Marketing	962	415	594	475	224	1 708

Corporate and Eliminations	(537)	(235)	(244)	(306)	(87)	(872)

Total	2 110	1 221	1 166	488	1 001	3 876

Change in non-cash working capital	235	(407)	79	(1 256)	383	(1 201)

Cash flow provided by (used in) operating activities	2 345	814	1 245	(768)	1 384	2 675

Per common share

Net earnings (loss) – basic	0.54	(0.11)	(0.01)	(0.40)	(2.31)	(2.83)

Operating earnings (loss) – basic(A)(B)	0.49	(0.07)	(0.22)	(0.88)	(0.28)	(1.45)

Cash dividends – basic	0.21	0.21	0.21	0.21	0.47	1.10

Funds from operations – basic(A)	1.39	0.80	0.76	0.32	0.66	2.54

Cash flow provided by (used in) operating activities – basic	1.54	0.53	0.82	(0.50)	0.91	1.75

Capital and exploration expenditures (including capitalized interest)

Oil Sands	539	628	661	437	1 010	2 736

Exploration and Production	69	80	99	131	179	489

Refining and Marketing	120	181	156	86	92	515

Corporate and Eliminations	75	78	25	44	39	186

Total capital and exploration expenditures	803	967	941	698	1 320	3 926

	For the twelve months ended
	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020

Return on capital employed(A) (%)	(1.4)	(6.9)	(10.2)	(7.5)	(1.3)

Return on capital employed – excluding impairments(A) (%)	(0.6)	(2.9)	(1.3)	1.0	7.0

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Beginning in the first quarter of 2021, the company has revised its operating earnings non-GAAP financial measure to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk managed. Prior period comparatives have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.

2021 First Quarter   Suncor Energy Inc.  55

Quarterly Operating Summary
(unaudited)

	Three months ended					Twelve months ended
Oil Sands	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2020

Production Volumes

Upgraded product (SCO and diesel) production (mbbls/d)

Oil Sands operations	329.6	309.7	252.3	319.4	331.8	303.1

Syncrude	190.3	204.6	158.5	117.2	171.8	163.1

Total upgraded production	519.9	514.3	410.8	436.6	503.6	466.2

Non-upgraded bitumen production (mbbls/d)

Oil Sands operations	119.5	94.8	65.6	69.8	45.8	69.1

Fort Hills	51.2	62.4	42.6	47.3	80.7	58.1

Total Oil Sands non-upgraded bitumen production	170.7	157.2	108.2	117.1	126.5	127.2

Total Oil Sands production volumes (mbbls/d)	690.6	671.5	519.0	553.7	630.1	593.4

Oil Sands Sales Volumes (mbbls/d)

Upgraded product (SCO and diesel)	515.2	495.6	420.1	443.1	512.5	467.9

Non-upgraded bitumen	180.2	139.6	119.1	116.4	127.5	125.6

Total Oil Sands sales volumes	695.4	635.2	539.2	559.5	640.0	593.5

Oil Sands operations cash operating costs – Average(1)(A) ($/bbl)*

Cash costs	20.60	23.50	28.85	23.55	27.15	25.60

Natural gas	2.70	3.00	2.90	2.25	2.30	2.60

	23.30	26.50	31.75	25.80	29.45	28.20

Fort Hills bitumen cash operating costs(1)(A) ($/bbl)*

Cash costs	33.95	29.40	33.05	33.40	29.40	30.90

Natural gas	3.10	2.15	2.15	1.95	1.60	1.90

	37.05	31.55	35.20	35.35	31.00	32.80

Syncrude SCO cash operating costs(1)(A) ($/bbl)*

Cash costs	30.85	27.30	33.30	36.70	35.30	32.55

Natural gas	1.40	1.15	1.05	1.65	1.35	1.25

	32.25	28.45	34.35	38.35	36.65	33.80

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

56  2021 First Quarter   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)

	Three months ended					Twelve months ended
Oil Sands Segment Netbacks (A)(C)	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2020

Bitumen ($/bbl)

Average price realized	47.57	34.06	29.56	20.69	28.24	28.44

Royalties	(0.83)	(0.25)	(0.36)	(0.21)	(0.44)	(0.32)

Transportation and distribution costs	(5.04)	(5.16)	(5.28)	(6.73)	(7.22)	(6.07)

Net operating expenses	(13.88)	(19.84)	(17.85)	(20.97)	(21.90)	(20.14)

Operating netback	27.82	8.81	6.07	(7.22)	(1.32)	1.91

SCO and diesel ($/bbl)

Average price realized	69.40	51.34	50.72	31.39	57.54	48.19

Royalties	(3.10)	(0.31)	(0.82)	(0.35)	(0.35)	(0.45)

Transportation and distribution costs	(4.18)	(3.75)	(4.54)	(4.91)	(4.35)	(4.36)

Net operating expenses	(26.64)	(26.94)	(31.49)	(29.58)	(30.11)	(29.45)

Operating netback	35.48	20.34	13.87	(3.45)	22.73	13.93

Average Oil Sands Segment ($/bbl)

Average price realized	63.73	47.54	46.04	29.16	51.70	44.01

Royalties	(2.50)	(0.31)	(0.72)	(0.32)	(0.42)	(0.44)

Transportation and distribution costs	(4.41)	(4.06)	(4.70)	(5.29)	(4.92)	(4.72)

Net operating expenses	(23.34)	(25.38)	(28.47)	(27.79)	(28.47)	(27.48)

Operating netback	33.48	17.79	12.15	(4.24)	17.89	11.37

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

2021 First Quarter   Suncor Energy Inc.  57

Quarterly Operating Summary (continued)
(unaudited)

	Three months ended					Twelve months ended
Exploration and Production	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2020

Production Volumes

Exploration and Production Canada (mbbs/d)	58.0	56.8	57.1	62.3	62.2	59.7

Exploration and Production International (mboe/d)	37.3	40.9	40.1	39.5	47.5	42.0

Total production volumes (mboe/d)	95.3	97.7	97.2	101.8	109.7	101.7

Total Sales Volumes (mboe/d)	84.2	98.8	96.0	108.7	107.2	102.6

Netbacks(A)(C)

East Coast Canada ($/bbl)

Average price realized	76.09	56.44	58.77	27.55	69.50	52.62

Royalties	(9.24)	(6.83)	(5.70)	(0.96)	(4.06)	(4.30)

Transportation and distribution costs	(2.18)	(2.19)	(2.56)	(4.68)	(2.13)	(2.93)

Operating costs	(11.27)	(12.21)	(13.23)	(10.40)	(13.23)	(12.23)

Operating netback	53.40	35.21	37.28	11.51	50.08	33.16

International excluding Libya ($/boe)

Average price realized	72.05	54.93	56.56	32.63	66.22	52.51

Transportation and distribution costs	(2.54)	(2.10)	(2.50)	(1.83)	(2.50)	(2.23)

Operating costs	(8.05)	(7.51)	(7.29)	(7.01)	(6.56)	(7.06)

Operating netback	61.46	45.32	46.77	23.79	57.16	43.22

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

58  2021 First Quarter   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)

	Three months ended					Twelve months ended
Refining and Marketing	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2020

Refined product sales (mbbls/d)	548.1	508.8	534.0	438.8	531.5	503.4

Crude oil processed (mbbls/d)	428.4	438.0	399.7	350.4	439.5	407.0

Utilization of refining capacity (%)	92	95	87	76	95	88

Refining and marketing margin – first-in, first-out (FIFO) ($/bbl)(A)	40.75	25.75	30.75	20.95	23.35	25.30

Refining and marketing margin – last-in, first-out (LIFO) ($/bbl)(A)	30.30	25.05	25.00	28.55	35.60	28.65

Refining operating expense ($/bbl)(A)	5.75	5.20	5.40	5.80	5.65	5.50

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	115.6	105.5	120.2	76.0	112.7	103.6

Distillate	95.8	94.9	93.4	84.2	94.8	91.9

Total transportation fuel sales	211.4	200.4	213.6	160.2	207.5	195.5

Petrochemicals	12.9	8.9	8.2	9.4	9.9	9.1

Asphalt	12.0	15.9	19.1	13.4	11.0	14.9

Other	25.6	24.3	18.7	23.4	27.8	23.5

Total refined product sales	261.9	249.5	259.6	206.4	256.2	243.0

Crude oil supply and refining

Processed at refineries (mbbls/d)	200.5	212.6	208.7	169.2	213.1	201.0

Utilization of refining capacity (%)	90	96	94	76	96	91

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	117.0	107.4	113.2	99.6	121.6	110.5

Distillate	149.9	128.0	127.2	106.1	133.9	123.8

Total transportation fuel sales	266.9	235.4	240.4	205.7	255.5	234.3

Asphalt	6.0	9.9	17.4	14.4	8.7	12.6

Other	13.3	14.0	16.6	12.3	11.1	13.5

Total refined product sales	286.2	259.3	274.4	232.4	275.3	260.4

Crude oil supply and refining

Processed at refineries (mbbls/d)	227.9	225.4	191.0	181.2	226.4	206.0

Utilization of refining capacity(D) (%)	93	94	80	76	94	86

(A)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(D)
The Edmonton refinery crude processing capacity has increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

See accompanying footnotes and definitions to the quarterly operating summaries.

2021 First Quarter   Suncor Energy Inc.  59

Quarterly Operating Metrics Reconciliation
(unaudited)

Oil Sands Netbacks(A)(C)
($ millions, except per barrel amounts)

	March 31, 2021			December 31, 2020
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	1 004	3 347	4 351	638	2 443	3 081

Other income (loss)	7	(9)	(2)	(9)	(4)	(13)

Purchases of crude oil and products	(203)	(47)	(250)	(128)	(47)	(175)

Gross realization adjustment(2)	(35)	(74)		(63)	(51)

Gross realizations	773	3 217		438	2 341

Royalties	(14)	(144)	(158)	(4)	(14)	(18)

Royalties adjustment(5)	—	—		1	—

Net royalties	(14)	(144)		(3)	(14)

Transportation and distribution	(82)	(194)	(276)	(256)	(170)	(426)

Transportation and distribution adjustment(3)	—	—		189	—

Net transportation and distribution	(82)	(194)		(67)	(170)

Operating, selling and general	(325)	(1 648)	(1 973)	(261)	(1 478)	(1 739)

Operating, selling and general adjustment(4)	100	413		6	250

Net operating expenses	(225)	(1 235)		(255)	(1 228)

Gross profit	452	1 644		113	929

Sales volumes (mbbls)	16 246	46 343		12 837	45 601

Operating netback per barrel	27.82	35.48		8.81	20.34

	September 30, 2020			June 30, 2020
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	527	2 040	2 567	340	1 312	1 652

Other income (loss)	23	17	40	(19)	42	23

Purchases of crude oil and products	(143)	(28)	(171)	(69)	(22)	(91)

Gross realization adjustment(2)	(83)	(69)		(34)	(65)

Gross realizations	324	1 960		218	1 267

Royalties	(4)	(32)	(36)	(2)	(14)	(16)

Transportation and distribution	(61)	(175)	(236)	(73)	(199)	(272)

Transportation and distribution adjustment(3)	3	—		2	—

Net transportation and distribution	(58)	(175)		(71)	(199)

Operating, selling and general	(190)	(1 460)	(1 650)	(194)	(1 334)	(1 528)

Operating, selling and general adjustment(4)	(5)	243		(28)	141

Net operating expenses	(195)	(1 217)		(222)	(1 193)

Gross profit (loss)	67	536		(77)	(139)

Sales volumes (mbbls)	10 949	38 646		10 589	40 326

Operating netback per barrel	6.07	13.87		(7.22)	(3.45)

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

60  2021 First Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation  (continued)
(unaudited)

Oil Sands Netbacks(A)(C)
($ millions, except per barrel amounts)

	March 31, 2020
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	538	2 779	3 317

Other income	26	222	248

Purchases of crude oil and products	(362)	(45)	(407)

Gross realization adjustment(2)	126	(273)

Gross realizations	328	2 683

Royalties	(9)	(16)	(25)

Royalties adjustment(5)	3	—

Net royalties	(6)	(16)

Transportation and distribution	(86)	(203)	(289)

Transportation and distribution adjustment(3)	3	—

Net transportation and distribution	(83)	(203)

Operating, selling and general	(384)	(1 868)	(2 252)

Operating, selling and general adjustment(4)	130	465

Net operating expenses	(254)	(1 403)

Gross (loss) profit	(15)	1 061

Sales volumes (mbbls)	11 605	46 638

Operating netback per barrel	(1.32)	22.73

	December 31, 2020
For the year ended	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	2 043	8 574	10 617

Other income	21	277	298

Purchases of crude oil and products	(702)	(142)	(844)

Gross realization adjustment(2)	(54)	(458)

Gross realizations	1 308	8 251

Royalties	(19)	(76)	(95)

Royalties adjustment(5)	4	—

Net royalties	(15)	(76)

Transportation and distribution	(476)	(747)	(1 223)

Transportation and distribution adjustment(3)	197	—

Net transportation and distribution	(279)	(747)

Operating, selling and general	(1 029)	(6 140)	(7 169)

Operating, selling and general adjustment(4)	103	1 099

Net operating expenses	(926)	(5 041)

Gross profit	88	2 387

Sales volumes (mbbls)	45 980	171 211

Operating netback per barrel	1.91	13.93

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(C)
Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

2021 First Quarter   Suncor Energy Inc.  61

Quarterly Operating Metrics Reconciliation  (continued)
(unaudited)

Exploration and Production Netbacks(A)
($ millions, except per barrel amounts)

	March 31, 2021				December 31, 2020
For the quarter ended	International	East Coast Canada	Other(6)	E&P Segment	International	East Coast Canada	Other(6)	E&P Segment

Operating revenues	204	361	25	590	193	299	63	555

Royalties	—	(44)	—	(44)	—	(36)	(49)	(85)

Transportation and distribution	(7)	(10)	(35)	(52)	(7)	(12)	(1)	(20)

Operating, selling and general	(33)	(66)	(11)	(110)	(32)	(71)	(11)	(114)

Non-production costs(7)	10	12			5	6

Gross profit	174	253			159	186

Sales volumes (mboe)	2 828	4 748			3 511	5 294

Operating netback per barrel	61.46	53.40			45.32	35.21

	September 30, 2020				June 30, 2020
For the quarter ended	International	East Coast Canada	Other(6)	E&P Segment	International	East Coast Canada	Other(6)	E&P Segment

Operating revenues	201	311	—	512	133	160	—	293

Royalties	—	(30)	—	(30)	—	(6)	—	(6)

Transportation and distribution	(9)	(15)	—	(24)	(7)	(26)	—	(33)

Operating, selling and general	(33)	(77)	(8)	(118)	(34)	(68)	(9)	(111)

Non-production costs(7)	7	8			5	7

Gross profit	166	197			97	67

Sales volumes (mboe)	3 552	5 281			4 086	5 803

Operating netback per barrel	46.77	37.28			23.79	11.51

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

62  2021 First Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation  (continued)
(unaudited)

Exploration and Production Netbacks(A)
($ millions, except per barrel amounts)

	March 31, 2020
For the quarter ended	International	East Coast Canada	Other(6)	E&P Segment

Operating revenues	282	382	(125)	539

Royalties	—	(22)	—	(22)

Transportation and distribution	(11)	(12)	—	(23)

Operating, selling and general	(32)	(85)	(16)	(133)

Non-production costs(7)	4	12

Gross profit	243	275

Sales volumes (mboe)	4 257	5 501

Operating netback per barrel	57.16	50.08

	December 31, 2020
For the year ended	International	East Coast Canada	Other(6)	E&P Segment

Operating revenues	809	1 152	(62)	1 899

Royalties	—	(94)	(49)	(143)

Transportation and distribution	(34)	(65)	(1)	(100)

Operating, selling and general	(131)	(301)	(44)	(476)

Non-production costs(7)	21	33

Gross profit	665	725

Sales volumes (mboe)	15 406	21 879

Operating netback per barrel	43.22	33.16

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2021 First Quarter   Suncor Energy Inc.  63

Quarterly Operating Metrics Reconciliation  (continued)
(unaudited)

Refining and Marketing(A)
($ millions, except per barrel amounts)

	Three months ended					Twelve months ended
	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2020

Gross margin(8)	1 738	1 132	1 210	1 058	629	4 029

Other (loss) income	(45)	(10)	(2)	(26)	86	48

Non-refining margin(9)	(13)	(14)	(14)	(312)	283	(57)

Refining and marketing margin(A)	1 680	1 108	1 194	720	998	4 020

Refinery production (mbbls)(10)	41 211	43 036	38 857	34 369	42 729	158 991

Refining and marketing margin – FIFO ($/bbl)(A)	40.75	25.75	30.75	20.95	23.35	25.30

FIFO adjustment	(432)	(30)	(223)	261	524	532

Refining and marketing margin – LIFO(A)	1 248	1 078	971	981	1 522	4 552

Refining and marketing margin – LIFO ($/bbl)(A)(E)(F)	30.30	25.05	25.00	28.55	35.60	28.65

Operating, selling and general(G)	479	472	417	390	480	1 759

Non-refining costs(G)(11)	(242)	(248)	(207)	(191)	(239)	(885)

Refining operating expense	237	224	210	199	241	874

Refinery production (mbbls)(10)	41 211	43 036	38 857	34 369	42 729	158 991

Refining operating expense ($/bbl)(A)	5.75	5.20	5.40	5.80	5.65	5.50

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(E)
Refining and marketing margin – LIFO excludes the impact of short-term risk management activities.

(F)
The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margin presented on a LIFO basis.

(G)
Prior period amounts of operating, selling and general expense have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

See accompanying footnotes and definitions to the quarterly operating summaries.

64  2021 First Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation  (continued)
(unaudited)

Refining and Marketing(A)
 Suncor custom 5-2-2-1 index(12)

(US$/bbl, except as noted)		Three months ended					Twelve months ended
(average for the three months and twelve months ended)		Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2020

WTI crude oil at Cushing		57.80	42.65	40.95	27.85	46.10	39.40

SYN crude oil at Edmonton		54.30	39.60	38.50	23.30	43.40	36.25

WCS at Hardisty		45.40	33.35	31.90	16.35	25.60	26.85

New York Harbor 2-1-1 crack(H)		15.60	9.85	10.20	12.20	14.75	11.75

Chicago 2-1-1 crack(H)		13.40	7.95	7.75	6.75	9.75	8.05

Product value

New York Harbor 2-1-1 crack(I)	40%	29.35	21.00	20.45	16.00	24.35	20.45

Chicago 2-1-1 crack(J)	40%	28.50	20.25	19.50	13.85	22.35	19.00

WTI	20%	11.55	8.55	8.20	5.55	9.20	7.90

Seasonality factor		6.50	6.50	5.00	5.00	6.50	5.75

		75.90	56.30	53.15	40.40	62.40	53.10

Crude value

SYN	40%	21.70	15.85	15.40	9.30	17.35	14.50

WCS	40%	18.15	13.35	12.75	6.55	10.25	10.75

WTI	20%	11.55	8.55	8.20	5.55	9.20	7.90

		51.40	37.75	36.35	21.40	36.80	33.15

Suncor custom 5-2-2-1 index		24.50	18.55	16.80	19.00	25.60	19.95

Suncor custom 5-2-2-1 index (Cdn$/bbl)(F)		31.05	24.50	22.35	26.35	34.40	26.75

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(F)
The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margin presented on a LIFO basis.

(H)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(I)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(J)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.

2021 First Quarter   Suncor Energy Inc.  65

Operating Summary Information

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense and netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued by Suncor in respect of the relevant quarter (Quarterly Reports). Funds from (used in) operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing margin, and refining operating expense are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. Netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.

Oil Sands Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Netbacks

E&P netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)
Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, Canada's Emergency Wage Subsidy (CEWS) and COVID-19 related costs, research costs, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale.

(4)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(5)
Reflects adjustments for royalties not related to crude products.

(6)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(7)
Reflects adjustments for general and administrative costs not directly attributed to production.

(8)
Operating revenues less purchases of crude oil and products.

(9)
Reflects adjustments for intersegment marketing fees and impact of inventory write-downs.

(10)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

66  2021 First Quarter   Suncor Energy Inc.

(11)
Reflects operating, selling and general expenses associated with the company's supply, marketing and ethanol businesses, certain general and administrative costs not directly attributable to refinery production, and CEWS amounts.

(12)
The custom 5-2-2-1 index is designed to represent Suncor's Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company's refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes

*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to differing operations of each entity as well as other entities' respective accounting policy choices.

Abbreviations

bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
SCO	– synthetic crude oil
WTI	– West Texas intermediate
SYN	– sweet synthetic crude oil
WCS	– Western Canadian Select

Metric Conversion

1 m3 (cubic metre) = approximately 6.29 barrels

2021 First Quarter   Suncor Energy Inc.  67

QuickLinks

EXHIBIT 99.1
1. Reporting Entity and Description of the Business
2. Basis of Preparation
3. Segmented Information
4. Other (Loss) Income
5. Share-Based Compensation
6. Financing Expenses
7. Earnings (Loss) per Common Share
8. Normal Course Issuer Bid
9. Financial Instruments
10. Asset Impairment
11. Provisions
12. Pensions and Other Post-Retirement Benefits